UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Page
Financial Review	1
Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended September 30, 2007 and 2008	F-1

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Securities Co., Ltd., or MUS, Mitsubishi UFJ NICOS Co., Ltd, or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key financial figures prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, relating to our business:

	Six months ended September 30,
	2007	2008
	(in billions)
Net interest income	¥1,126.7	¥1,119.4
Provision for credit losses	241.9	457.3
Non-interest income	965.6	58.2
Non-interest expense	1,321.1	1,369.2
Net income (loss)	269.6	(410.5)
Total assets (at end of period)	190,996.5	190,656.9

Our revenues consist of net interest income and non-interest income.

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Non-interest income primarily consists of:

•	fees and commissions, including

•	trust fees,

•	fees on funds transfers and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains (losses)—net, which primarily include net gains (losses) on currency derivative instruments entered into for trading purposes and transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and interest rate derivative instruments entered into for trading purposes;

•	investment securities gains (losses)—net, which primarily include net gains on sales and impairment losses on securities available for sale;

•	equity in earnings (losses) of equity method investees; and

•	other non-interest income.

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other.

Our business segment information is based on financial information prepared in accordance with generally accepted accounting principles in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this report, which have been prepared in accordance with US GAAP. The following chart illustrates the relative contributions to operating profit for the six months ended September 30, 2008 of the three core business areas and the other business areas based on our business segment information:

Recent Developments

Strategic Global Alliance with Morgan Stanley

On October 13, 2008, we acquired approximately $7,839.2 million of perpetual non-cumulative convertible preferred stock without voting rights and approximately $1,160.8 million of perpetual non-cumulative non-convertible preferred stock without voting rights issued by Morgan Stanley. The acquisition was made pursuant to an agreement with Morgan Stanley to enter into a strategic capital alliance originally executed on September 29, 2008, and subsequently modified on October 3, October 8 and October 13, 2008.

The acquired shares of the convertible preferred stock are convertible to 310,464,033 shares of common stock (at a conversion price of $25.25 per share). One half of the convertible preferred stock will be converted to common stock one year after our investment if the price of Morgan Stanley’s common stock exceeds $37.875 for 20 or more days out of 30 consecutive trading days. The remainder of the convertible preferred stock will be converted to common stock two years after our investment if the same conditions are satisfied. The non-convertible preferred stock is redeemable at Morgan Stanley’s option on or after three years of our investment for an aggregate redemption price of approximately $1,276.9 million. The shares of the convertible and non-convertible preferred stock have a fixed non-cumulative annual dividend of 10%. The convertible shares provided us with an aggregate of approximately 21% of the voting rights of Morgan Stanley on a fully diluted basis at the time of our acquisition. The conversion terms contained in the convertible preferred stock were approved by Morgan Stanley’s shareholders on February 9, 2009.

We have the right to maintain a 20% of the voting rights in Morgan Stanley on a fully diluted basis and the right to appoint one director and one observer to its board as long as we hold a voting right ratio of 10% or more in Morgan Stanley on a fully diluted basis. Beginning one year after our investment, we also have the right to demand that Morgan Stanley register, under the Securities Act of 1933, the shares of common stock issued or issuable by Morgan Stanley that we request to be so registered on up to five occasions, subject to certain conditions.

Through our capital alliance with Morgan Stanley, we plan to pursue a global strategic alliance in corporate and investment banking, retail, investment management and other businesses. In order to maximize the effectiveness of the alliance, we and Morgan Stanley are targeting to establish a concrete strategy by June 30, 2009. We have formed a steering committee among senior executives of MUFG and Morgan Stanley and have begun preliminary discussions regarding the alliance.

In a separate transaction, on October 28, 2008, the US Department of the Treasury purchased for an aggregate purchase price of $10,000,000,000, (1) 10,000,000 shares of fixed rate cumulative perpetual preferred stock, and (2) a warrant to purchase up to 65,245,759 shares of common stock, of Morgan Stanley. The purchase was transacted pursuant to the “Troubled Asset Relief Program (“TARP”) Capital Purchase Program,” announced on October 14, 2008, through which the US Department of the Treasury will invest in various US financial institutions. As a result of this purchase, our voting right ratio in Morgan Stanley decreased to approximately 20% on a fully diluted basis.

Completion of Tender Offer and Merger to Acquire All the Outstanding Shares of UNBC

On September 26, 2008, we and BTMU completed a cash tender offer for approximately $3.5 billion to purchase all of the outstanding shares of UnionBanCal Corporation, or UNBC, that we and our affiliates did not already own. As of the close of the offer, shares representing approximately 33.6% of the outstanding shares of UNBC had been validly tendered or guaranteed to be delivered. When added to our and our affiliates’ 64.4%

stake at the time, the amount represented approximately 98.0% of UNBC’s total outstanding shares. All shareholders who tendered shares were paid $73.50 per share in cash after September 30, 2008, and accordingly the settlement of this transaction was not reflected in the financial statements for the six months ended September 30, 2008. In accordance with a merger agreement between BTMU and UNBC, BTMU and UNBC carried out, on November 5, 2008, a second-step merger as a result of which UNBC became a wholly owned subsidiary of us and each remaining share of UNBC common stock not purchased in the tender offer was converted, subject to appraisal rights, into the right to receive $73.50 per share in cash.

Completion of Tender Offer to Acquire Additional Shares of ACOM

On October 21, 2008, we completed a tender offer and acquired, for ¥4,000 per share in cash, 38,140,009 shares of common stock of ACOM CO., LTD, or ACOM, an equity method investee engaged in the consumer loan business in which we owned approximately 15% of the voting rights. As a result, we increased our voting rights to approximately 40%. On December 25, 2008, ACOM became a consolidated subsidiary of MUFG under Japanese GAAP, while it currently remains an equity method investee under US GAAP. Our increased ownership in ACOM complements our related efforts to increase the competitiveness of our consumer finance operations, which include a business and capital alliance among JACCS Co., Ltd., or JACCS, an equity method investee, BTMU and Mitsubishi UFJ NICOS centering on credit card related operations, installment credit sales, settlement operations and housing loan related operations, as described below.

Strategic Business and Capital Alliance between MUTB and Aberdeen

On October 2, 2008, MUTB and Aberdeen Asset Management PLC, or Aberdeen, entered into a strategic business and capital alliance. Aberdeen is an asset management company based in Scotland and manages a wide range of investment products, including emerging market equities, global equities, and global fixed income. Under the business alliance, MUTB has an exclusive right to access Aberdeen’s services on behalf of domestic institutional investors, such as pension funds, in Japan. We believe the alliance will enable MUTB to meet its clients’ demands for global investment products.

As part of the capital alliance, MUTB initially acquired 9.9% of Aberdeen’s issued share capital for approximately ¥20 billion on October 2, 2008. As of December 8, 2008, MUTB owned 11.0% of Aberdeen’s issued share capital. Subject to receiving the required regulatory approvals, MUTB intends to increase its holdings but not to a level that exceeds 19.9%. MUTB may appoint a representative as a nonexecutive director to the board of Aberdeen if MUTB’s holding reaches 15% or more of Aberdeen’s issued share capital. MUTB has agreed that, until April 2, 2010, it will not raise its holding in Aberdeen’s shares beyond 19.9%, subject to some exceptions.

MUTB and Aberdeen plan to continue to work towards further strengthening their strategic alliance by collaborating in marketing and product development.

Share Exchange Transaction to Make Mitsubishi UFJ NICOS a Wholly Owned Subsidiary

In May 2008, we entered into a share exchange agreement with Mitsubishi UFJ NICOS, in which we owned approximately 76% of the total issued shares. Through a share exchange that became effective on August 1, 2008, executed pursuant to this agreement, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG. The share exchange ratios were set at 0.37 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS common stock and at 1.39 shares of MUFG common stock to one share of Mitsubishi UFJ NICOS Class 1 Stock. The objectives of the investment and share exchange are to strengthen the financial foundation of Mitsubishi UFJ NICOS, to further enhance the strategic integrity and flexibility of MUFG, including Mitsubishi UFJ NICOS, to strive for effective utilization of managerial resources within the MUFG Group, to position Mitsubishi UFJ NICOS on par with banks, trusts, and securities companies as a core business entity of the MUFG Group, and to further strengthen and nurture the card business operated by Mitsubishi UFJ NICOS as a strategic focus of our consumer finance business.

Mitsubishi UFJ NICOS Entered into a Capital Alliance with Norinchukin

In May 2008, we entered into a basic agreement with The Norinchukin Bank, or Norinchukin, in which we agreed to make Mitsubishi UFJ NICOS a wholly owned subsidiary and then sell a portion of the shares of Mitsubishi UFJ NICOS common stock to Norinchukin in accordance with detailed terms to be set forth in a share purchase agreement. On August 1, 2008, in accordance with that basic agreement, we entered into a share purchase agreement with Norinchukin, pursuant to which we sold 244 million of Mitsubishi UFJ NICOS common shares to Norinchukin on August 8, 2008.

Business and Capital Alliance with JACCS

In April 2008, pursuant to a basic agreement to form a business and capital alliance among us, BTMU, Mitsubishi UFJ NICOS and JACCS, Mitsubishi UFJ NICOS sold its installment credit sales business, automobile loan business and automobile leasing business to JACCS. In addition to selling installment credit sale contracts, Mitsubishi UFJ NICOS transferred approximately 340 personnel and five business offices to JACCS. At the same time, we, together with BTMU and Mitsubishi UFJ NICOS, formed a business alliance with JACCS with respect to credit card related operations, installment credit sales business, settlement operations and housing loan related operations.

JALCARD Share Purchase and Business Partnership

In May 2008, BTMU reached an agreement with Japan Airline International Co., Ltd., or JALI, a subsidiary of Japan Airlines Corporation, on the purchase by BTMU of 49.375% of the issued shares of JALCARD Inc., a wholly owned subsidiary of JALI, effective on July 1, 2008. As part of the agreement, JALI, JALCARD, BTMU, Mitsubishi UFJ NICOS and JCB Co., Ltd. agreed on a business partnership relating to their credit card operations.

Basic Agreement on Integration between Bank of Ikeda and Senshu Bank

In May 2008, BTMU signed a basic agreement with The Senshu Bank, Ltd., or Senshu Bank, a regional bank subsidiary of BTMU headquartered in Osaka, and The Bank of Ikeda Ltd., or Bank of Ikeda, another regional bank headquartered in Osaka, concerning the planned business integration between the two regional banks. Senshu Bank and Bank of Ikeda plan to establish a new company on October 1, 2009 after the execution of a definitive agreement, which is planned to be agreed by May 29, 2009. As of September 30, 2008, BTMU owned 3.43% of the outstanding common shares and ¥30.0 billion of non-convertible preferred shares of Bank of Ikeda.

MUTB’s Agreement to Acquire NikkoCiti Trust and Banking

In December 2008, MUTB entered into an agreement with Nikko Citi Holdings Inc. and Citigroup International LLC under which MUTB will purchase all of the issued shares of NikkoCiti Trust and Banking Corporation for ¥25 billion in cash, subject to certain purchase price adjustments. The purchase is expected to close in April 2009, pending regulatory approvals and other closing conditions.

Effects of Challenging Business Environment in Recent Periods

The global financial market instability initially triggered by disruptions in the US residential mortgage market and negative trends in the global economy has continued to worsen in recent months. Japan is also experiencing a difficult business environment with the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange and which was ¥11,259.86 at September 30, 2008, reaching a 26-year low of ¥7,162.90 on October 27, 2008. The Nikkei Stock Average was ¥8,076.62 as of February 6, 2009.

The difficult business environment in Japan and globally has adversely affected our business and financial results in recent periods, and we expect the severe business conditions, resulting from the global financial market instability and the slowdown in the economy in Japan and globally, to continue in the near term. As a result, we expect, among other things, lower fees from investment products in retail business and derivative transactions in our corporate banking business, lower trading income, increased impairment losses on equity securities and goodwill resulting from the continuing decline in equity security prices in Japan generally, and increased credit costs resulting mainly from deteriorating business conditions for our customers.

The financial markets and overall economy, both in Japan and globally, may not improve in the near term. In fact, business conditions in Japan and globally could become even more challenging than we currently anticipate.

Filing of a Bankruptcy Petition by Lehman Brothers Holdings

On September 15, 2008, Lehman Brothers Holdings Inc., or LBHI, filed a petition under Chapter 11 of the US Bankruptcy Code with the US Bankruptcy Court for the Southern District of New York. We determined that the filing by LBHI was attributable to the deterioration of the asset-backed securitization products market and residential mortgage market in the United States subsequent to March 31, 2008. These developments adversely affected loss from continuing operations before income tax benefit for the six months ended September 30, 2008 by approximately ¥36.0 billion.

Permission to Operate as Financial Holding Companies in the United States

We, BTMU, MUTB and UNBC have received notification from the Board of Governors of the US Federal Reserve System that our elections to become financial holding companies under the US Bank Holding Company Act became effective as of October 6, 2008. This change in status means that we are able to engage in a broader range of financial activities without prior regulatory approval. More specifically, we will be able to engage in financial activities such as a full range of securities and insurance businesses, as well as merchant banking activities.

Under our financial holding company status, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Our US banking operations must also be “well managed,” including that they maintain examination ratings that are at least satisfactory. Failure to comply with such requirements would require us to prepare a remediation plan and we would not be able to undertake new business activities or acquisitions based on our status as a financial holding company during any period of noncompliance.

Completion of Global Offering of Common Stock

On December 16, 2008, we completed the sale of 934,800,000 shares of common stock in public offerings in the United States and Japan as well as private placements in other countries. On January 14, 2009, we completed the sale of additional 65,200,000 shares of common stock through a third-party allotment pursuant to the over-allotment option granted in the Japanese offering. We sold 700 million newly issued shares and 300 million treasury shares in the global offering. The proceeds from the global offering after underwriting discounts and commissions were ¥399.8 per share. The total net proceeds from the global offering after underwriting discounts and commissions and offering expenses were approximately ¥398.6 billion.

The total net proceeds from the global offering after underwriting discounts and commissions and offering expenses were used to make an equity investment in BTMU to strengthen our overall group capital base.

Issuance of Preferred Shares in Japan

On November 17, 2008, we issued and sold 156,000,000 shares of non-convertible preferred stock, First Series Class 5 Preferred Stock, through a third-party allotment to Japanese institutional investors in order to further strengthen our financial base for our group’s future growth. A dividend of ¥43 per share of preferred shares will be paid for the fiscal year ending March 31, 2009 and, thereafter, a dividend of ¥115 per share of preferred shares will be paid annually, subject to certain conditions, in priority to the common shares. We received approximately ¥389.9 billion in net cash proceeds from the third-party allotment. We used the net proceeds from the issuance and sale of the preferred shares to invest in our consolidated subsidiaries.

Issuance of Preferred Securities by Special Purpose Companies

In September 2008, MUFG Capital Finance 7 Limited, a special purpose company established in the Cayman Islands, issued ¥222 billion in non-cumulative and non-dilutive perpetual preferred securities in an offering targeting Japanese institutional investors to enhance the flexibility of our capital management.

These preferred securities were reflected in our Tier I capital as of September 30, 2008 under the BIS capital adequacy requirements, which is calculated primarily from our Japanese GAAP financial information. However, for accounting purposes under US GAAP, because those special purpose companies are not consolidated entities, the loans, which are made to us from the proceeds from the preferred securities issued by the special purpose company, are presented as long-term debt on our consolidated balance sheet as of September 30, 2008.

Establishment of Special Purpose Company to Issue Preferred Securities

On February 6, 2009, we decided to establish a special purpose company, MUFG Capital Finance 8 Limited, in the Cayman Islands to issue non-cumulative and non-dilutive perpetual preferred securities in an offering targeting Japanese institutional investors to enhance the flexibility of our capital management. The specific terms of the issuance by the special purpose company of the preferred shares will be determined at a later date. If issued, these securities are expected to be accounted for as part of our Tier I capital.

Redemption of Preferred Securities issued by Special Purpose Companies

In June 2008, Tokai Preferred Capital Company L.L.C., a special purpose company established in Delaware, redeemed in total US$1 billion of non-cumulative and non-dilutive perpetual preferred securities. These securities were previously accounted for as part of our Tier I capital.

Stock-Based Compensation Plan

In July 2008, as part of our compensation structure, we allotted an aggregate of 13,681 stock acquisition rights to our directors, corporate auditors and officers for their respective services to MUFG and its subsidiaries. Each stock acquisition right represents a right to purchase 100 shares of MUFG common stock at ¥1 per common share. The stock acquisition rights are subject to a one-year vesting period. The rights are exercisable until July 14, 2038, but only after the date on which a grantee’s service as a director, corporate auditor or officer terminates. The fair value of each stock acquisition right was ¥92,300.

For more information on the stock-based compensation plans, see Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	currency exchange rates, and

•	stock and real estate prices.

Economic Environment in Japan

The environment surrounding the Japanese economy has rapidly deteriorated since the second half of 2007. Exports by Japanese manufacturers to the United States have continued to decrease substantially and those to the EU and Asian economies, excluding China, have also decreased, pushing the overall exports lower. The recovery in the Japanese economy since 2002 up to the middle of 2007 was mainly due to growing exports led by the favorable overseas economies. However, such economic recovery mechanism has started to turn negatively due to a significant decline in exports, resulting in the overall reduction in exports, production and investment. In fact, manufactures have started to reduce output significantly and to undertake employment adjustments. The worsening of the employment situation in Japan, together with the plunge of stock prices since October 2008, has increasingly driven household consumption sentiment lower. Under these circumstances, private consumption in Japan has stagnated. Consumer price growth has also continued to slow. Prices of raw materials such as crude oil have significantly dropped, reflecting the global economic slowdown and the outflow of speculative funds resulting from the financial crisis, and the rapid appreciation of the Japanese yen has caused upward inflationary pressures to decline rapidly in the past few months.

The Bank of Japan lowered its uncollateralized overnight call rate target to 0.1% from 0.5% during the period between October 2008 and December 2008 as the economy further decelerated and the environment for corporate finance deteriorated. Long-term interest rates have also been on a downward trend with some fluctuations under the circumstances described above. As of the beginning of February 2009, the uncollateralized overnight call rate target was around 0.1%, and the yield on ten-year Japanese government bonds was around 1.3%. The following chart shows the interest rate trends in Japan since April 2007:

Regarding the Japanese stock market, the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, declined from ¥12,525.54 at March 31, 2008 to ¥11,259.86 at September 30, 2008. The Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, declined from 1,212.96 at March 31, 2008 to 1,087.41 at September 30, 2008, mainly due to the slowdown of the Japanese economy and the uncertainty of the overseas economies. On October 27, 2008, the Nikkei Stock Average reached a 26-year low of ¥7,162.90 due to the global financial market instability. As of February 6, 2009, the Nikkei Stock Average was ¥8,076.62 and TOPIX was 790.84. The following chart shows the daily closing price of the Nikkei Stock Average since April 2007.

In the foreign exchange markets, the Japanese yen/US dollar foreign exchange rate was around ¥100 to US$1 at the beginning of April 2008, and generally depreciated against the US dollar until mid-August 2008 to over ¥110 to US$1 and has appreciated thereafter. The Japanese yen/US dollar foreign exchange ratio was around ¥105 to US$1 as of September 30, 2008 and around ¥91 to US$1 as of February 6, 2009. Against the euro, the Japanese yen was traded in a range of approximately between ¥148 and ¥170 during the six months ended September 30, 2008, and finished around ¥150 to the euro at the end of September 2008. The Japanese yen has appreciated against the euro since October 2008. As of February 6, 2009, the Japanese yen/euro foreign exchange rate was around ¥116 to the euro. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2007:

Based on a survey of land prices by the government, the average residential land price in Japan as of July 1, 2008 declined by 1.2% compared to that as of July 1, 2007. The average commercial land price in Japan also declined by 0.8% during the same period. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, the average residential land price as of July 1, 2008 rose by 1.4% compared to that as of July 1, 2007, while the average commercial land price rose by 3.3% during the same period. Between July 1, 2006 and July 1, 2007, the average residential land price rose by 4.0%, and the average commercial land price rose by 10.4%, in the same metropolitan areas. Looking into the local regions of Japan, which consist of regions other than the major metropolitan areas, the average residential land price continued to decline for the fourth consecutive year with the rate of decline for the year ended July 1, 2008 being 2.1%, and the average commercial land price also continued to decline for the fifth consecutive year with the rate of decline for the same period being 2.5%.

According to Teikoku Databank, a Japanese research institution, the number of companies who filed for legal bankruptcy in Japan from January to December 2008 was approximately 12,700, an increase of approximately 16% from the previous year, mainly due to an increase in legal bankruptcies of small sized companies, especially in construction, retail, and service sectors. Similarly, the aggregate amount of liabilities subject to bankruptcy filings for the same period was approximately ¥11.9 trillion, an increase of approximately 117% from the previous fiscal year, owing to an increase in the number of bankruptcy filings and large-scale bankruptcies in financial and real estate industries.

International Financial Markets

With respect to the international financial and economic environment for the six months ended September 30, 2008, the US economy has rapidly worsened due to the intensified financial crisis. Private consumption in the United States rapidly stalled in reaction to the historic deterioration of employment resulting from the financial crisis. The US corporate sector also rapidly worsened, with investment in fixed assets by businesses declining for the first time in seven quarters. External demand, which had supported the US economy and contributed to GDP growth, but the extent of its positive contribution has decreased due to a slowdown in exports. The financial crisis also impacted Western Europe and parts of emerging Europe, triggered by the collapse of US investment banks in mid-September 2008. In October 2008, European governments announced comprehensive measures to support financial institutions as well as economic policies involving fiscal spending.

In the United States, the target for the federal funds rate was lowered to the range of zero to 0.25% in response to the deteriorating market conditions. In the EU, the European Central Bank coordinated an emergency rate cut in October 2008, followed by another substantial rate cut in November 2008, taking advantage of the condition that inflationary pressures retreated as oil prices dropped and demand weakened.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this report are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include allowance for credit losses, impairment of investment securities, valuation of deferred tax assets, tax reserves, accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and valuation of financial instruments. For a further discussion of some of our critical accounting estimates, see our Form 20-F for the fiscal year ended March 31, 2008 and the description regarding our valuation of financial instruments below.

Valuation of Financial Instruments

Effective April 1, 2008, we adopted Statements of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement”, and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with SFAS No. 157, we measure the fair value of certain assets and liabilities, including trading securities, trading derivatives and investment securities. In addition, certain other assets and liabilities are measured at fair value on a non-recurring basis, including held for sale loans which are carried at the lower of cost or fair value, collateral dependent loans under SFAS No. 114, “Accounting by Creditors for Impairment of Loans”, and nonmarketable equity securities subject to impairment. SFAS No. 157 supercedes the guidance in the FASB Emerging Issues Task Force (“EITF”) Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities”, which required the deferral of trade date gains or losses on derivatives where the fair value of those derivatives were not obtained from a quoted market price. Upon adoption of SFAS No. 157, the difference between the carrying amount and fair value of the derivatives measured using the guidance in EITF Issue No. 02-3 was recognized as a cumulative effect in the beginning balance of retained earnings as of April 1, 2008 in the amount of ¥27.3 billion, net of taxes. Upon adoption of SFAS No. 159, we elected the fair value option for foreign securities classified as available for sale held by BTMU and MUTB in the amount of ¥10,448.1 billion, whose unrealized gains and losses were reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. In addition, we elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, which resulted on a ¥12.8 billion increase in the beginning balance of retained earnings, net of taxes, as of April 1, 2008. For further information on fair value of certain financial assets and liabilities, see Note 15 of our unaudited condensed consolidated financial statements included elsewhere in this report.

We have an established and documented process for determining fair values. Where available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. Certain instruments, including asset-backed securities, are valued based on prices provided by independent pricing vendors where no or few observable inputs are available to measure fair value. Fair values which are determined based on information provided by independent pricing vendors are verified mainly by comparing them to quoted prices of securities with similar characteristics, prices calculated by our internal valuation techniques, or prices provided by other venders. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk. For a further discussion of the valuation techniques or models applied to the material assets or liabilities, see Note 15 of our unaudited condensed consolidated financial statements included elsewhere in this report. Our financial models used for independent risk monitoring are validated and periodically reviewed by qualified personnel independent of the team that created the model. During the six months ended September 30, 2008, no material changes were made to the valuation models used for instruments for which at least one significant input is unobservable.

Fair Value Hierarchy

The following table summarizes the assets and liabilities accounted for at fair value on a recurring basis by level under the SFAS No. 157 fair value hierarchy at September 30, 2008:

	September 30, 2008
	Fair Value	Percentage of Total
	(in billions)
Assets:
Level 1(1)	¥32,834.1	56.4%
Level 2(1)	17,150.2	29.5
Level 3(1)	8,217.4	14.1

Total	¥58,201.7	100.0%

As a percentage of total assets		30.5%

Liabilities:
Level 1(1)	¥4,106.4	34.6%
Level 2(1)	7,106.8	60.0
Level 3(1)	639.3	5.4

Total	¥11,852.5	100.0%

As a percentage of total liabilities		6.5%

(1)	For descriptions of the SFAS No. 157 fair value hierarchy, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Level 3 assets decreased ¥472.4 billion during the six months ended September 30, 2008 mainly because trading securities decreased ¥297.8 billion and securities available for sale decreased ¥149.0 billion.

For the trading securities classified in Level 3, losses of ¥198.0 billion were recognized for the six months ended September 30, 2008. Trading securities are principally comprised of foreign asset-backed securities such as AAA-rated collateralized loan obligations (“CLOs”) backed by corporate loans, AAA-rated residential mortgage-backed securities (“RMBS”) and other securitized products. The losses on foreign asset-backed securities are largely attributable to unrealized losses netted against foreign exchange gains on those still held at September 30, 2008. For these foreign asset-backed securities, the fair value option is elected in accordance with SFAS No. 159 effective April 1, 2008. The decrease in securities available for sale is mainly attributable to the redemption of corporate bonds issued by Japanese non-public companies. In measuring fair value of these foreign asset-backed securities and corporate bonds, significant unobservable inputs are used because there is limited observable pricing information and market illiquidity. For further information of fair value measurements, see Note 15 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007	2008
	(in billions)
Interest income	¥2,159.0	¥2,006.0
Interest expense	1,032.3	886.6

Net interest income	1,126.7	1,119.4
Provision for credit losses	241.9	457.3
Non-interest income	965.6	58.2
Non-interest expense	1,321.1	1,369.2

Income (loss) from continuing operations before income tax expense (benefit)	529.3	(648.9)
Income tax expense (benefit)	257.9	(238.4)

Income (loss) from continuing operations	271.4	(410.5)
Loss from discontinued operations—net	(1.8)	—

Net income (loss)	¥269.6	¥(410.5)

We recorded a net loss of ¥410.5 billion for the six months ended September 30, 2008, compared to net income of ¥269.6 billion for the six months ended September 30, 2007. Our diluted loss per common share (net loss attributable to common shareholders) for the six months ended September 30, 2008 was ¥41.07, compared to our diluted earnings per common share (net income available to common shareholders) of ¥25.65 for the six months ended September 30, 2007. Loss from continuing operations before income tax benefit for the six months ended September 30, 2008 was ¥648.9 billion, compared with income from continuing operations before income tax expense of ¥529.3 billion for the six months ended September 30, 2007. This decrease was mainly due to a decrease of ¥907.4 billion in non-interest income, primarily caused by our recording net trading account losses and net foreign exchange losses in the six months ended September 30, 2008, and an increase in investment securities losses compared to the same period of the prior fiscal year.

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007		2008
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥126,434.6	1.70%	¥123,271.5	1.73%
Foreign	46,597.7	4.64	52,147.6	3.58

Total	¥173,032.3	2.49%	¥175,419.1	2.28%

Financed by:
Interest-bearing funds:
Domestic	¥125,982.2	0.68%	¥125,586.4	0.62%
Foreign	30,490.1	3.96	33,469.5	2.95

Total	156,472.3	1.32	159,055.9	1.11
Non-interest-bearing funds	16,560.0	—	16,363.2	—

Total	¥173,032.3	1.19%	¥175,419.1	1.01%

Spread on:
Interest-bearing funds		1.17%		1.17%
Total funds		1.30%		1.27%

Net interest income for the six months ended September 30, 2008 was ¥1,119.4 billion, a decrease of ¥7.3 billion from ¥1,126.7 billion for the six months ended September 30, 2007. This decrease was mainly due to a decrease in the average interest rate spread.

The average interest rate spread decreased 3 basis points from 1.30% for the six months ended September 30, 2007 to 1.27% for the six months ended September 30, 2008. The average rates of interest-earning assets and interest-bearing funds respectively decreased 0.21 percentage points during the six months ended September 30, 2008. However, the average balance of interest-earning assets was larger than that of interest-bearing funds, which resulted in a decrease of net interest income for the six months ended September 30, 2008 compared with the same period of the previous fiscal year. As a component of the average rate of interest-earning assets, the average rate of interest-earning deposits in banks showed a larger decrease than our other assets. On the other hand, the average rate of trading account assets increased for the six months ended September 30, 2008. The average rates of deposits, call money, funds purchased, repurchase transactions, and due to trust account and other short-term borrowings, which comprise the average rate of interest-bearing funds, decreased during the six months ended September 30, 2008, while the average rate of long-term debt increased during the same period.

The average balance of interest-earning assets for the six months ended September 30, 2008 was ¥175,419.1 billion, an increase of ¥2,386.8 billion from ¥173,032.3 billion for the six months ended September 30, 2007. The net increase was primarily attributable to increases in loans, call loans, funds sold and repurchase transactions. An increase in trading account assets was recorded as a result of adopting the fair value option for certain financial assets and liabilities under SFAS No. 159 but was offset by a decrease in investment securities.

The average balance of interest-bearing funds was ¥159,055.9 billion for the six months ended September 30, 2008, an increase of ¥2,583.6 billion compared to ¥156,472.3 billion for the six months ended September 30, 2007. The increase was primarily attributable to increases in foreign interest-bearing deposits, call money, funds purchased and repurchase transactions.

Provision for Credit Losses

The provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management.

The provision for credit losses for the six months ended September 30, 2008 was ¥457.3 billion, an increase of ¥215.4 billion from ¥241.9 billion for the six months ended September 30, 2007. The increase in the provision for credit losses was mainly due to the general weakening of financial condition of certain borrowers particularly overseas and small and medium sized borrowers.

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007	2008
	(in billions)
Fees and commissions:
Trust fees	¥79.8	¥70.1
Fees on funds transfer and service charges for collections	75.8	74.6
Fees and commissions on international business	35.2	34.7
Fees and commissions on credit card business	65.7	71.6
Service charges on deposits	18.4	16.0
Fees and commissions on securities business	77.4	58.3
Fees on real estate business	23.8	12.1
Insurance commissions	25.4	18.6
Fees and commissions on stock transfer agency services	38.5	34.7
Guarantee fees	43.1	39.2
Fees on investment funds business	90.4	74.4
Other fees and commissions	96.4	108.5

Total	669.9	612.8
Foreign exchange gains (losses)—net	156.9	(101.6)
Trading account profits (losses)—net:
Net profits on interest rate and other derivative contracts	21.8	106.0
Net profits (losses) on trading account securities, excluding derivatives	82.6	(466.2)

Total	104.4	(360.2)
Investment securities gains (losses)—net:
Net gains on sales of marketable equity securities	57.7	28.2
Impairment losses on marketable equity securities	(51.0)	(156.5)
Other—net, principally impairment losses and gains (losses) on sales of debt securities	(13.6)	(59.0)

Total	(6.9)	(187.3)
Equity in earnings (losses) of equity method investees	(42.1)	6.1
Other non-interest income	83.4	88.4

Total non-interest income	¥965.6	¥58.2

Non-interest income for the six months ended September 30, 2008 was ¥58.2 billion, a decrease of ¥907.4 billion from ¥965.6 billion for the six months ended September 30, 2007. This decrease was primarily due to our recording net foreign exchange losses and net trading account losses for the six months ended September 30, 2008, and an increase in investment securities losses in the six months ended September 30, 2008 compared to the six months ended September 30, 2007.

Foreign exchange gains (losses)—net

Net foreign exchange losses of ¥101.6 billion were recorded for the six months ended September 30, 2008, compared with net foreign exchange gains of ¥156.9 billion for the six months ended September 30, 2007. The net foreign exchange losses primarily reflected transaction losses on the translation of monetary assets denominated in foreign currencies and currency derivative instruments entered into for trading purposes resulting from the appreciation of the Japanese yen against the US dollar and the euro during the six months ended September 30, 2008.

The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each accounting period. In principle, all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings. Transaction gains (losses) on translation into Japanese yen of trading securities, for which the fair value option is elected in accordance with SFAS No. 159, are included in current earnings.

Trading account profits (losses)—net

Net trading account losses of ¥360.2 billion were recorded for the six months ended September 30, 2008, compared with net trading account profits of ¥104.4 billion for the six months ended September 30, 2007. Net trading account profits (losses) primarily include net gains (losses) on interest rate and other derivative contracts entered into for trading purposes and on trading account securities. Net profits (losses) on interest rate and other derivative contracts are largely affected by the impact of decreases (increases) in Japanese long-term interest rates on interest rate swaps principally held for risk management purposes. Although Japanese yen short-term interest rates generally remained around the same level during the six months ended September 30, 2008 compared to those during the six months ended on September 30, 2007, Japanese yen long-term interest rates generally declined. This decline in long-term interest rates had a favorable impact on our interest rate swap portfolios for managing interest rate risks on domestic deposits because we generally maintained net receive-fix and pay-variable positions. The increase in net profits on interest rate and other derivative contracts of ¥84.2 billion was offset by a decrease in net profits on trading account securities, excluding derivatives, of ¥548.8 billion, primarily reflecting the increase in losses as a result of our applying the fair value option under SFAS No. 159 for foreign securities formerly classified as available for sale and for certain financial instruments. Unrealized gains and losses on those securities and financial instruments are recognized in current earnings.

Investment securities gains (losses)—net

Net investment securities losses for the six months ended September 30, 2008 were ¥187.3 billion, an increase of ¥180.4 billion from losses of ¥6.9 billion for the six months ended September 30, 2007. Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains (losses) when management concludes that declines in fair value of investment securities are other than temporary. The net investment securities losses for the six months ended September 30, 2008 mainly reflected the impairment loss of ¥156.5 billion on marketable equity securities and the loss of ¥59.0 billion in other-net, principally impairment losses and losses on sales of debt securities. The increase in impairment losses on marketable equity securities was due to the general decline in Japanese stock prices in the six months ended September 30, 2008, compared to that in the six months ended September 30, 2007. The increase in impairment losses on debt securities was mainly due to the impact of the further appreciation of the Japanese yen against US dollar in the six months ended September 30, 2008 on our foreign currency-denominated securities available for sale.

Equity in earnings (losses) of equity method investees

Equity in earnings of equity method investees for the six months ended September 30, 2008 was ¥6.1 billion, compared to losses of ¥42.1 billion for the six months ended September 30, 2007. The improvement was mainly due to improved results of an equity method investee in the consumer finance business.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007	2008
	(in billions)
Salaries and employee benefits	¥445.0	¥446.6
Occupancy expenses—net	84.5	85.3
Fees and commission expenses	112.7	101.6
Outsourcing expenses, including data processing	118.5	138.4
Depreciation of premises and equipment	85.8	64.6
Amortization of intangible assets	124.0	135.1
Impairment of intangible assets	0.6	49.1
Insurance premiums, including deposit insurance	56.8	56.5
Minority interest in income of consolidated subsidiaries	14.6	2.3
Communications	30.7	32.1
Taxes and public charges	43.0	46.9
Other non-interest expenses	204.9	210.7

Total non-interest expense	¥1,321.1	¥1,369.2

Non-interest expense for the six months ended September 30, 2008 was ¥1,369.2 billion, an increase of ¥48.1 billion from ¥1,321.1 billion for the six months ended September 30, 2007. This increase was primarily due to a ¥48.5 billion increase in impairments in intangible assets and a ¥19.9 billion increase in outsourcing expenses. Decreases in depreciation of premises and equipment, as well as in minority interest income of consolidated subsidiaries, partially offset the increase in impairments of intangible assets and outsourcing expenses.

Impairment of intangible assets

Impairment of intangible assets amounted to ¥49.1 billion for the six months ended September 30, 2008, an increase of ¥48.5 billion from ¥0.6 billion for the six months ended September 30, 2007. The increase was primarily due to an increase in impairment loss of ¥48.3 billion in connection with indefinite-lived customer relationships in our trust assets and securities businesses.

Outsourcing expenses

Outsourcing expenses for the six months ended September 30, 2008 were ¥138.4 billion, an increase of ¥19.9 billion from ¥118.5 billion for the six months ended September 30, 2007. This increase was mainly due to an increase in outsourcing expenses related to the integration of our IT system and other aspects of our operations with those of the former UFJ group.

Depreciation of premises and equipment

Depreciation of premises and equipment for the six months ended September 30, 2008 was ¥64.6 billion, a decrease of ¥21.2 billion from ¥85.8 billion for the six months ended September 30, 2007. This decrease was mainly due to changes in some of our accounting estimates.

Minority interest in income of consolidated subsidiaries

Minority interest in income of consolidated subsidiaries for the six months ended September 30, 2008 was ¥2.3 billion, a decrease of ¥12.3 billion from ¥14.6 billion for the six months ended September 30, 2007. This decrease was mainly due to a decrease in minority interest in income of MUS as a result of making it a wholly owned subsidiary of MUFG.

Income Tax Expense (Benefit)

The following table shows a summary of our income tax expense (benefit) for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	2007	2008
	(in billions, except percentages)
Income (loss) from continuing operations before income tax expense (benefit)	¥529.3	¥(648.9)
Income tax expense (benefit)	¥257.9	¥(238.4)
Effective income tax rate	48.7%	36.7%
Combined normal effective statutory tax rate	40.6%	40.6%

The combined normal effective statutory tax rate was 40.6% for the six months ended September 30, 2007 and 2008.

For the six months ended September 30, 2008, the effective tax rate was 36.7%, which was 3.9 percentage points lower than the normal effective statutory tax rate of 40.6%. The lower tax rate was primarily due to the realization of previously unrecognized tax effects in connection with sales of shares in a subsidiary.

For the six months ended September 30, 2007, the effective income tax rate was 48.7%, which was 8.1 percentage points higher than the normal effective statutory tax rate of 40.6%. The higher tax rate was primarily due to an addition of valuation allowance for certain companies, including a subsidiary in the consumer finance business, the tax effect on minority interest and the foreign taxes which are mainly paid by our overseas branches.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this section are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with our unaudited condensed consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of provision (credit) for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and equity investment securities gains (losses).

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategies for our Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within our Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. UNBC is a bank holding company, whose primary subsidiary, Union Bank, N.A. (renamed from Union Bank of California, N.A. on December 18, 2008), is one of the largest commercial banks in California by both total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. As a result of the tender offer that was completed on September 26, 2008, and the second-step merger that was completed on November 5, 2008, UNBC became our wholly owned subsidiary. For further information, see “—Recent Developments.”

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective April 1, 2008, we modified our managerial accounting methods, including those regarding revenue and expense distribution among our business segments. The presentation set forth below for the six months ended September 30, 2007 has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this report.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Six months ended September 30, 2007:
Net revenue	¥678.0	¥619.2	¥155.3	¥162.0	¥317.3	¥936.5	¥99.5	¥132.7	¥2.4	¥1,849.1
Operating expenses	482.3	285.0	97.0	102.8	199.8	484.8	50.0	29.0	87.1	1,133.2

Operating profit (loss)	¥195.7	¥334.2	¥58.3	¥59.2	¥117.5	¥451.7	¥49.5	¥103.7	¥(84.7)	¥715.9

Six months ended September 30, 2008:
Net revenue	¥631.4	¥537.6	¥175.0	¥145.9	¥320.9	¥858.5	¥96.3	¥159.3	¥(19.3)	¥1,726.2
Operating expenses	482.2	289.2	100.9	87.5	188.4	477.6	48.5	32.2	97.5	1,138.0

Operating profit (loss)	¥149.2	¥248.4	¥74.1	¥58.4	¥132.5	¥380.9	¥47.8	¥127.1	¥(116.8)	¥588.2

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥46.6 billion from ¥678.0 billion for the six months ended September 30, 2007 to ¥631.4 billion for the six months ended September 30, 2008. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenue from commercial banking operations such as deposits and lending operations, and fees related to the sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue was mainly due to decreases in revenue from securities business, decreases in fee income from the sales of investment trusts, and decreases in revenue from Mitsubishi UFJ NICOS which was adversely affected by regulatory changes implemented in recent years reducing the legally permissible maximum interest rates on consumer loans.

Operating expenses of the Integrated Retail Banking Business Group were ¥482.2 billion for the six months ended September 30, 2008, approximately the same level as those for the six months ended September 30, 2007.

Operating profit of the Integrated Retail Banking Business Group decreased ¥46.5 billion from ¥195.7 billion for the six months ended September 30, 2007 to ¥149.2 billion for the six months ended September 30, 2008. This decrease was mainly due to the decrease in net revenue as stated above.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group decreased ¥78.0 billion from ¥936.5 billion for the six months ended September 30, 2007 to ¥858.5 billion for the six months ended September 30, 2008. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenue from lending and other commercial banking, investment banking and trust banking businesses targeting corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The decrease in net revenue of the Integrated Corporate Banking Business Group was due to a decrease in net revenue of domestic businesses.

With regard to our domestic businesses, net revenue of ¥537.6 billion was recorded for the six months ended September 30, 2008, a decrease of ¥81.6 billion from ¥619.2 billion recorded for the six months ended

September 30, 2007. This decrease was mainly due to a decrease in interest revenue from our lending operations to large and medium-sized Japanese companies, resulting from increased competition with other financial institutions, a decrease in fees from investment banking related businesses and losses related to securitized products, including impairment losses caused by the decline in their fair value.

With regard to our overseas businesses, net revenue of ¥320.9 billion was recorded for the six months ended September 30, 2008, an increase of ¥3.6 billion from ¥317.3 billion for the six months ended September 30, 2007. This increase was mainly due to an increase in revenue from lending to non-Japanese corporate customers globally.

Operating expenses of the Integrated Corporate Banking Business Group decreased ¥7.2 billion from ¥484.8 billion for the six months ended September 30, 2007 to ¥477.6 billion for the six months ended September 30, 2008. This decrease in expenses was due to a decrease in overseas operating expenses denominated in Japanese yen, which significantly appreciated against other foreign currencies.

Operating profit of the Integrated Corporate Banking Business Group decreased ¥70.8 billion from ¥451.7 billion for the six months ended September 30, 2007 to ¥380.9 billion for the six months ended September 30, 2008. This decrease was mainly due to the decrease in net revenue described above.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group decreased ¥3.2 billion from ¥99.5 billion for the six months ended September 30, 2007 to ¥96.3 billion for the six months ended September 30, 2008. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products such as pension trusts and investment trusts. The decrease in net revenue was mainly due to a decrease in fees on real estate business and trust fees.

Operating expenses of the Integrated Trust Assets Business Group decreased ¥1.5 billion from ¥50.0 billion for the six months ended September 30, 2007 to ¥48.5 billion for the six months ended September 30, 2008. The decrease in operating expenses was mainly due to a decrease in depreciation of premises and equipment and amortization of intangible assets.

Operating profit of the Integrated Trust Assets Business Group decreased ¥1.7 billion from ¥49.5 billion for the six months ended September 30, 2007 to ¥47.8 billion for the six months ended September 30, 2008. This decrease was mainly due to the decrease in net revenue described above.

Global Markets

Net revenue of Global Markets increased ¥26.6 billion from ¥132.7 billion for the six months ended September 30, 2007 to ¥159.3 billion for the six months ended September 30, 2008. The increase in net revenue was mainly due to improved performance of foreign debt securities held for asset-liability management purposes.

Financial Condition

Total Assets

Our total assets at September 30, 2008 were ¥190.66 trillion, representing a decrease of ¥5.11 trillion from ¥195.77 trillion at March 31, 2008. This decrease was primarily due to decreases in investment securities, receivables under resale agreements and receivables under securities borrowing transactions. This decrease was partially offset by an increase in trading account assets.

Loan Portfolio

Loans are our primary use of funds. The average loan balance accounted for 55.4% of total interest-earning assets for the six months ended September 30, 2007 and 56.5% for the six months ended September 30, 2008. At September 30, 2008, our total loans were ¥100.79 trillion, representing an increase of ¥1.79 trillion from ¥99.00 trillion at March 31, 2008.

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2008 and September 30, 2008, based on the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	March 31, 2008(3)	September 30, 2008
	(in billions)
Domestic:
Manufacturing	¥11,178.9	¥11,364.0
Construction	1,728.5	1,674.6
Real estate	10,857.1	10,910.1
Services	6,554.0	6,488.6
Wholesale and retail	9,308.6	9,512.6
Banks and other financial institutions(2)	4,671.5	4,438.1
Communication and information services	1,150.4	1,305.8
Other industries	10,806.2	10,029.6
Consumer	21,517.7	20,435.2

Total domestic	77,772.9	76,158.6

Foreign:
Governments and official institutions	316.8	370.9
Banks and other financial institutions(2)	2,100.1	2,962.4
Commercial and industrial	16,189.7	18,590.5
Other	2,706.7	2,807.2

Total foreign	21,313.3	24,731.0

Unearned income, unamortized premium—net and deferred loan fees—net	(84.1)	(94.6)

Total(1)	¥99,002.1	¥100,795.0

(1)	The above table includes loans held for sale of ¥505.6 billion at March 31, 2008 and ¥126.1 billion at September 30, 2008 which are carried at the lower of cost or estimated fair value.

(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(3)	Classification of loans by industry at March 31, 2008 has been restated.

Before unearned income, unamortized premium—net and deferred loan fees—net, our loan balance at September 30, 2008 consisted of ¥76.16 trillion of domestic loans and ¥24.73 trillion of foreign loans, while the loan balance at March 31, 2008 consisted of ¥77.77 trillion of domestic loans and ¥21.31 trillion of foreign loans. Between March 31, 2008 and September 30, 2008, domestic loans decreased ¥1.61 trillion and overseas loans increased ¥3.42 trillion. The overall decrease in domestic loans was mainly due to the recent economic stagnation. While most of the domestic loans by industry segment either decreased or remained relatively unchanged, loans to borrowers in the domestic communication and information services, wholesale and retail, and manufacturing sectors increased between March 31, 2008 and September 30, 2008. The increase in these domestic loans was mainly due to an increase in demand for loan financing related to capital investments as funding from other sources became difficult to obtain because of the weakening of Japanese economy.

The increase in foreign loans was mainly due to increases in loans in Europe and Asia resulting from active corporate buyouts and demand for loans from banks and other financial institutions during the six months ended September 30, 2008. The recent disruptions in the global financial markets have limited the ability of businesses to obtain funding from the capital markets. As a result, loans to our foreign customers increased.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal year ended March 31, 2008 and for the six months ended September 30, 2007 and 2008:

	Fiscal year ended March 31,	Six months ended September 30,
	2008	2007	2008
	(in billions)
Balance at beginning of period	¥1,112.5	¥1,112.5	¥1,134.9
Provision for credit losses	385.7	241.9	457.3
Charge-offs:
Domestic	(380.0)	(183.9)	(270.8)
Foreign	(6.5)	(5.2)	(23.1)

Total	(386.5)	(189.1)	(293.9)

Recoveries	30.6	15.3	11.4

Net charge-offs	(355.9)	(173.8)	(282.5)
Others(1)	(7.4)	2.7	(5.4)

Balance at end of period	¥1,134.9	¥1,183.3	¥1,304.3

(1)	“Others” principally includes foreign currency translation adjustments.

As previously stated, the provision for credit losses for the six months ended September 30, 2008 was ¥457.3 billion, an increase of ¥215.4 billion from ¥241.9 billion for the six months ended September 30, 2007. Charge-offs for the six months ended September 30, 2008 were ¥293.9 billion, an increase of ¥104.8 billion from ¥189.1 billion for the six months ended September 30, 2007. The total allowance as of September 30, 2008 was ¥1,304.3 billion, an increase of ¥169.4 billion from ¥1,134.9 billion at March 31, 2008.

The following table summarizes the allowance for credit losses by component at March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in billions)
Allocated allowance
Specific—Specifically identified problem loans	¥563.3	¥711.1
Large groups of smaller balance homogeneous loans	129.1	78.4
Loans exposed to specific country risk	0.1	0.0
Formula—Substandard, special mention and other loans	432.7	506.0
Unallocated allowance	9.7	8.8

Total allowance	¥1,134.9	¥1,304.3

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

Change in total allowance and provision for credit losses

At September 30, 2008, the total allowance for credit losses was ¥1,304.3 billion, representing 1.29% of our total loan portfolio. At March 31, 2008, the total allowance for credit losses was ¥1,134.9 billion, representing 1.15% of our total loan portfolio. The total allowance increased from ¥1,134.9 billion at March 31, 2008 to ¥1,304.3 billion at September 30, 2008 primarily as a result of the general weakening of financial conditions of both domestic and overseas borrowers.

The provision for credit losses for the six months ended September 30, 2008 was ¥457.3 billion, an increase of ¥215.4 billion from ¥241.9 billion for the six months ended September 30, 2007. The increase in the provision for credit losses was mainly due to the downgrades of the credit rating of certain small and medium sized borrowers and overseas borrowers.

During the six months ended September 30, 2008, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans required under SFAS No. 114. Impaired loans primarily include nonaccrual loans and restructured loans. We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries.

Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrades of external credit ratings, declining stock prices, business restructuring and other events, and reassess borrowers’ ratings in response to such events. This credit monitoring process forms an integral part of our overall risk management process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral at the annual and semi-annual fiscal year end, if the loan is collateral-dependent as of a balance-sheet date.

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments, at March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in billions, except percentages)
Nonaccrual Loans:
Domestic:
Manufacturing	¥109.1	¥104.4
Construction	44.3	75.5
Real estate	164.5	323.9
Services	142.8	151.1
Wholesale and retail	156.8	168.9
Banks and other financial institutions	10.6	11.1
Communication and information services	45.1	44.3
Others industries	36.2	36.0
Consumer	318.9	335.9

Total domestic	1,028.3	1,251.1
Foreign:	116.2	111.3

Total nonaccrual loans	1,144.5	1,362.4

Restructured Loans:
Domestic:
Manufacturing	79.0	89.6
Construction	16.4	11.7
Real estate	119.3	58.4
Services	32.7	30.3
Wholesale and retail	32.1	33.6
Banks and other financial institutions	2.0	0.4
Communication and information services	2.6	4.0
Others industries	145.5	135.8
Consumer	62.6	61.2

Total domestic	492.2	425.0
Foreign:	25.1	17.4

Total restructured loans	517.3	442.4

Accruing loans contractually past due 90 days or more:
Domestic	14.9	21.1
Foreign	3.0	5.4

Total accruing loans contractually past due 90 days or more	17.9	26.5

Total	¥1,679.7	¥1,831.3

Total Loans	¥99,002.1	¥100,795.0

Nonaccrual and restructured loans, and accruing loans contractually past due 90 days or more as a percentage of total loans	1.70%	1.82%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥151.6 billion from 1,679.7 billion at March 31, 2008 to ¥1,831.3 billion at September 30, 2008. The percentage of nonperforming loans to total loans rose 0.12 percentage points from 1.70% at March 31, 2008 to 1.82% at September 30, 2008.

Total nonaccrual loans were ¥1,362.4 billion at September 30, 2008, an increase of ¥217.9 billion, or 19.0%, from ¥1,144.5 billion at March 31, 2008. Domestic nonaccrual loans increased ¥222.8 billion mainly due to the general deterioration in the borrowers’ financial conditions, while foreign nonaccrual loans decreased ¥4.9 billion mainly due to sales of nonperforming loans.

While nonaccrual loans showed no material fluctuations in most of the industry segments between March 31, 2008 and September 30, 2008, nonaccrual loans in the real estate industry increased ¥159.4 billion to ¥323.9 billion at September 30, 2008 due to declining demand for real estate in Japan and other adverse effects of the deteriorating global economy.

Total restructured loans were ¥442.4 billion at September 30, 2008, a decrease of ¥74.9 billion, or 14.5%, from ¥517.3 billion at March 31, 2008. Domestic restructured loans decreased ¥67.2 billion to ¥425.0 billion at September 30, 2008 from ¥492.2 billion at March 31, 2008 mainly due to the collection on some restructured loans.

Restructured loans decreased in most of the industry segments between March 31, 2008 and September 30, 2008, resulting in the overall decrease in restructured loans. In particular, restructured loans in the real estate industry decreased ¥60.9 billion to ¥58.4 billion at September 30, 2008 from ¥119.3 billion at March 31, 2008.

The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2008 and September 30, 2008, excluding smaller-balance homogeneous loans:

	March 31, 2008		September 30, 2008
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions, except percentages)
Requiring an impairment allowance	¥1,131.8	¥563.3	¥1,344.0	¥711.1
Not requiring an impairment allowance	311.8	—	344.5	—

Total impaired loans	¥1,443.6	¥563.3	¥1,688.5	¥711.1

Percentage of the allocated allowance to total impaired loans	39.0%		42.1%

In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥11.9 billion and ¥0.7 billion at March 31, 2008 and September 30, 2008, respectively.

Impaired loans increased ¥244.9 billion, or 17.0%, from ¥1,443.6 billion at March 31, 2008 to ¥1,688.5 billion at September 30, 2008.

The percentage of the allocated allowance to total impaired loans rose 3.1 percentage points to 42.1% at September 30, 2008 from 39.0% at March 31, 2008. The increase was due to the decrease in restructured loans, for which we allocate a relatively lower amount of allowance than that for nonaccrual loans (which, as described above, increased between March 31, 2008 and September 30, 2008).

Based upon a review of the financial status of borrowers, our banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-off, and extensions of the maturity date. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, none of our banking subsidiaries modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt,” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pools of loans rather than on an analysis of individual loans. Large groups of smaller-balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥78.4 billion at September 30, 2008, a decrease of ¥50.7 billion from ¥129.1 billion at March 31, 2008.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries to which the allowance for country risk exposure relates are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure was approximately ¥0.1 billion at March 31, 2008 and nil at September 30, 2008.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance increased ¥73.3 billion from ¥432.7 billion at March 31, 2008 to ¥506.0 billion at September 30, 2008. The main reason for this increase was downgrades of loans to some borrowers to substandard loans or special mention loans.

Investment Portfolio

Our investment securities are primarily comprised of marketable equity securities and Japanese government and Japanese government agency bonds, which are mostly classified as available for sale securities. We also hold Japanese government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers for strategic purposes, in particular to maintain long-term relationships with these customers. However, we have been reducing the aggregate value of our equity securities because we believe that from a risk management perspective reducing the price fluctuation risk in our equity portfolio is imperative. As of September 30, 2008, the aggregate value of our marketable equity securities under Japanese GAAP satisfies the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Effective April 1, 2008, we elected the fair value option under SFAS No. 159 for foreign securities formerly classified as available for sale that are held by BTMU and MUTB. We also elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries because those financial instruments are managed on a fair value basis and the related exposures are considered to be trading-related positions. These securities are included in trading account assets in our unaudited condensed consolidated balance sheets as of September 30, 2008.

The following table shows information as to the amortized costs and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2008 and September 30, 2008:

	March 31, 2008			September 30, 2008
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥16,133.0	¥16,185.9	¥52.9	¥16,466.6	¥16,463.5	¥(3.1)
Japanese prefectural and municipal bonds	203.1	208.2	5.1	283.1	286.1	3.0
Foreign governments and official institutions bonds	3,637.6	3,670.8	33.2	233.3	236.0	2.7
Corporate bonds	5,281.3	5,408.0	126.7	4,103.4	4,180.6	77.2
Mortgage-backed securities	3,439.5	3,438.7	(0.8)	709.4	704.2	(5.2)
Asset-backed securities, excluding mortgage-backed securities	3,547.3	3,455.1	(92.2)	665.4	617.4	(48.0)
Other debt securities	19.2	18.9	(0.3)	33.1	32.6	(0.5)
Marketable equity securities	4,315.2	6,343.7	2,028.5	3,942.8	5,399.5	1,456.7

Total securities available for sale	¥36,576.2	¥38,729.3	¥2,153.1	¥26,437.1	¥27,919.9	¥1,482.8

Debt securities being held to maturity, principally Japanese government bonds	¥2,839.7	¥2,860.4	¥20.7	¥2,156.8	¥2,165.0	¥8.2

The estimated fair value of available for sale securities decreased ¥10.81 trillion from ¥38.73 trillion at March 31, 2008 to ¥27.92 trillion at September 30, 2008. This decrease was primarily due to a decrease in our securities available for sale as a result of electing the fair value option under SFAS No. 159 for foreign securities classified as available for sale in the amount of ¥10.45 trillion.

Net unrealized gains on available for sale securities decreased ¥0.67 trillion from ¥2.15 trillion at March 31, 2008 to ¥1.48 trillion at September 30, 2008. This decrease consisted of a ¥0.57 trillion decrease in net unrealized gains on marketable equity securities and a ¥0.10 trillion decrease in net unrealized gains on debt securities. The decrease in net unrealized gains of ¥0.67 trillion on marketable equity securities was mainly due to the decrease in stock prices which negatively affected our holdings of Japanese equity securities. The decrease in net unrealized gains on debt securities was mainly due to the decline in market prices of Japanese national government and Japanese government agency bonds and corporate bonds.

The amortized cost of securities being held to maturity at September 30, 2008 decreased ¥0.68 trillion compared to that at March 31, 2008. The decrease was mainly due to the redemption of Japanese government bonds.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks at September 30, 2008 were ¥5.96 trillion, a decrease of ¥0.36 trillion from ¥6.32 trillion at March 31, 2008. Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions. The decrease primarily reflected such fluctuation at the end of the relevant period.

Call Loans, Funds Sold, and Receivables under Resale Agreements

Call loans, funds sold, and receivables under resale agreements at September 30, 2008 was ¥4.40 trillion, a decrease of ¥3.92 trillion from ¥8.32 trillion at March 31, 2008. The decrease was primarily due to a decrease in receivables under resale agreements relating to our overseas subsidiaries’ transactions with institutional investors.

Receivables under Securities Borrowing Transactions

Receivables under securities borrowing transactions at September 30, 2008 were ¥6.24 trillion, a decrease of ¥2.09 trillion from ¥8.33 trillion at March 31, 2008. The decrease was primarily due to a decrease in our domestic transactions with institutional investors following the recent financial market turmoil.

Intangible Assets—net

Net intangible assets at September 30, 2008 were ¥1.28 trillion, a decrease of ¥0.06 trillion from ¥1.34 trillion at March 31, 2008. The decrease was primarily attributable to impairment of ¥0.04 trillion relating to customer relationships under the Integrated Trust Assets Business Group which were not subject to amortization.

Goodwill

Goodwill at September 30, 2008 was ¥1.08 trillion. Although it was approximately the same amount compared to that at March 31, 2008, it was a decrease of ¥0.87 trillion from ¥1.95 trillion at September 30, 2007. This decrease was mainly because a goodwill impairment loss of ¥0.89 trillion which was recognized in the second half of the fiscal year ended March 31, 2008.

Deferred Tax Assets

Deferred tax assets increased ¥0.55 trillion, from ¥0.90 trillion at March 31, 2008 to ¥1.45 trillion at September 30, 2008. This increase was primarily due to a decrease in deferred tax liabilities related to a decline in net unrealized gains on investment securities and an increase in deferred tax assets related to allowance for credit losses, which were partly offset by a decrease in deferred tax assets for utilized operating loss carryforwards.

Total Liabilities

At September 30, 2008, total liabilities were ¥182.91 trillion, a decrease of ¥4.37 trillion, from ¥187.28 trillion at March 31, 2008. This decrease primarily reflected decreases in short-term borrowings and total deposits as described below.

Deposits

Deposits are our primary source of funds. At September 30, 2008, total deposits were ¥128.15 trillion, a decrease of ¥1.09 trillion from ¥129.24 trillion at March 31, 2008. For the six months ended September 30, 2008, total average deposits were ¥127.97 trillion.

Domestic deposits decreased ¥0.64 trillion from ¥109.50 trillion at March 31, 2008 to ¥108.86 trillion at September 30, 2008, primarily due to a decrease of ¥0.41 trillion in non-interest bearing deposits. The decrease in non-interest bearing deposits was mainly caused by decreases in deposit balances of corporate accounts due to the rise in Japanese short-term interest rates and other factors. Foreign deposits also decreased ¥0.45 trillion from ¥19.74 trillion at March 31, 2008 to ¥19.29 trillion at September 30, 2008, due to a decrease in interest-bearing deposits at our overseas offices and subsidiaries.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, and payables under repurchase agreements, payables under securities lending transactions, and due to trust account and other short-term borrowings.

Short-term borrowings decreased ¥2.69 trillion from ¥26.25 trillion at March 31, 2008 to ¥23.56 trillion at September 30, 2008. This decrease in short-term borrowings was primarily attributable to a decrease of ¥2.48 trillion in call money, funds purchased, and payables under repurchase agreements entered into to maintain liquidity in our money market operations.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have shown a historically high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan, the balance of our deposits generally remained stable, from ¥129.24 trillion at March 31, 2008 to ¥128.15 trillion at September 30, 2008. As of September 30, 2008, our deposits exceeded our loans, net of allowance for credit losses of ¥99.49 trillion, by ¥28.66 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits of ¥127.97 trillion during the six months ended September 30, 2008, combined with average shareholders’ equity of ¥8.33 trillion for the same period, funded 70.3% of our average total assets of ¥193.94 trillion during the six months ended September 30, 2008.

Most of the remaining funding was provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with mainly three to five years’ maturity. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Total Shareholders’ Equity

The following table presents a summary of our total shareholders’ equity at March 31, 2008 and at September 30, 2008:

	March 31, 2008	September 30, 2008
	(in billions, except percentages)
Preferred stock	¥247.1	¥247.1
Common stock	1,084.7	1,084.7
Capital surplus	5,791.3	5,864.6
Retained earnings	1,174.9	650.3
Accumulated other changes in equity from nonowner sources, net of taxes	919.4	338.1
Treasury stock, at cost	(727.3)	(439.8)

Total shareholders’ equity	¥8,490.1	¥7,745.0

Ratio of total shareholders’ equity to total assets	4.34%	4.06%

Total shareholders’ equity decreased ¥745.1 billion from ¥8,490.1 billion at March 31, 2008 to ¥7,745.0 billion at September 30, 2008, and the ratio of total shareholders’ equity to total assets showed a decrease of 0.28 percentage points from 4.34% at March 31, 2008 to 4.06% at September 30, 2008. The decrease in total shareholders’ equity, and the resulting decrease in the ratio to total assets, at September 30, 2008 were principally attributable to a decrease in accumulated other changes in equity from nonowner sources, net of taxes of ¥581.3 billion, and a decrease in retained earnings of ¥524.6 billion, which were partially offset by a decrease in treasury stock of ¥287.5 billion. The decrease in accumulated other changes in equity from nonowner sources, net of taxes, was mainly due to a decline in the Japanese stock market and continued deterioration of securitized products, which resulted in a decrease in net unrealized gains on investment securities available for sale. The decrease in retained earnings was mainly due to our recording a net loss for the six months ended September 30, 2008. The decrease in treasury stock was primarily due to the use of our treasury stock in the share exchange transaction to purchase additional shares of Mitsubishi UFJ NICOS in August 2008.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our shareholders’ equity. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of investment securities classified as available for sale at March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities available for sale	¥973.7	¥580.0
Accumulated net unrealized gains to total shareholder’s equity	11.47%	7.49%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated risk-based capital components, risk-adjusted assets and risk-based capital ratios based on the Basel II standards as of March 31, 2008 and September 30, 2008 (The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency. The percentages in the tables below are rounded down):

	March 31, 2008	September 30, 2008	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥8,293.7	¥8,380.4
Tier II capital (qualifying capital)	4,441.8	3,766.0
Tier III capital (qualifying capital)	—	—
Deductions from total qualifying capital	519.7	556.3

Total capital	¥12,215.8	¥11,590.2

Risk-weighted assets	¥109,075.6	¥109,789.1

Capital ratios:
Tier I capital	7.60%	7.63%	4.00%
Total risk-based capital	11.19	10.55	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at September 30, 2008 were 7.63% and 10.55% respectively. The decrease in total risk-adjusted capital ratio was mainly due to a decrease in Tier II capital resulting from the decrease in the amount of unrealized gains on investment securities and an increase in risk-weighted assets for credit risk.

Under our financial holding company status in the United States, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%.

For a description of transactions that occurred after September 30, 2008 that affect our capital ratios, see “Recent Developments.”

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB based on the Basel II standards as of March 31, 2008 and September 30, 2008 (The underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency. The percentages in the tables below are rounded down):

	March 31, 2008	September 30, 2008	Minimum capital ratios required
Consolidated capital ratios:
BTMU
Tier I capital	7.43%	7.34%	4.00%
Total risk-based capital	11.20	10.63	8.00
MUTB
Tier I capital	9.94	10.71	4.00
Total risk-based capital	13.13	12.73	8.00

Stand-alone capital ratios:
BTMU
Tier I capital	7.65	7.41	4.00
Total risk-based capital	11.44	10.69	8.00
MUTB
Tier I capital	9.55	10.42	4.00
Total risk-based capital	12.87	12.56	8.00

At September 30, 2008, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they are subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-based capital ratios of UNBC and Union Bank at December 31, 2007 and at June 30, 2008 (The underlying figures are calculated in accordance with US banking regulations based on information derived from the financial statements prepared in accordance with US GAAP as required by the US Office of the Comptroller of the Currency, or the OCC.):

	December 31, 2007	June 30, 2008	Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
UNBC:
Tier I capital (to risk-weighed assets)	8.30%	7.96%	4.00%	—
Tier I capital (to quarterly average assets)*	8.27	7.95	4.00	—
Total capital (to risk-weighted assets)	11.21	10.84	8.00	—
Union Bank:
Tier I capital (to risk-weighed assets)	8.20%	8.00%	4.00%	6.00%
Tier I capital (to quarterly average assets)*	8.20	8.02	4.00	5.00
Total capital (to risk-weighted assets)	10.38	10.21	8.00	10.00

*	Excludes certain intangible assets.

As of December 31, 2007 and June 30, 2008, Union Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action in accordance with the notification from the OCC. To be categorized as “well capitalized,” Union Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Union Bank’s category.

Capital Ratio of Mitsubishi UFJ Securities

At March 31, 2008, MUS’s capital accounts, less certain fixed assets of ¥619.3 billion, were 299.4% of the total amounts equivalent to market, counterparty credit and operations risks as calculated pursuant to the Financial Instruments and Exchange Law.

At September 30, 2008, MUS’s capital accounts less certain fixed assets of ¥597.1 billion, were 277.3% of the total amounts equivalent to market, counterparty credit and operations risks. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance-sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance-sheet instruments represent the amounts at risk should the contracts be fully drawn upon with a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these contracts expire without being drawn down, the total contractual or notional amounts of these contracts do not necessarily represent our future cash requirements. See Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this report for the contractual or notional amounts of such contracts.

In addition, some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, or VIEs. See Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2008 is presented in the table below. The total amount of VaR and the VaR of each risk categories as of September 30, 2008 were higher than those at March 31, 2008.

	VaR for Trading Activities (April 2008—September 2008)
	(in billions)
Risk category	Daily avg.	High	Low	September 30, 2008	March 31, 2008
Interest rate	¥8.32	¥10.80	¥6.41	¥7.64	¥5.65
Of which, Japanese yen	5.18	7.43	3.54	5.46	3.88
Of which, US dollar	2.10	3.93	0.65	2.44	0.94
Foreign exchange	4.18	7.07	0.97	3.52	0.70
Equities	1.50	2.38	0.74	1.53	1.39
Commodities	0.30	0.66	0.16	0.43	0.23
Diversification effect	(3.81)	—	—	(2.97)	(1.36)

Total	¥10.49	¥13.79	¥8.03	¥10.15	¥6.61

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

Our daily average VaR by quarter in the six months ended September 30, 2008 was as follows:

Quarter	Daily average VaR
April–June 2008	¥9.95 billion
July–September 2008	¥11.02 billion

Quantitative market risks fluctuated throughout April–September 2008, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2008, with positive trading-related revenue recorded for 76 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 46 days of positive revenue and 33 days of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. Actual losses exceeded VaR on one trading day in our backtesting of 250 trading days ended September 30, 2008.

Stress Testing.    We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day change recorded during the observation period of 701 business days. As of September 30, 2008, we held a total trading activity position of ¥14.8 billion of predicted losses as compared to ¥8.4 billion as of March 31, 2008.

Non-Trading Activities.    The VaR for our total non-trading activities as of September 30, 2008, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥252.0 billion, a ¥0.4 billion increase from March 31, 2008. In the six months ended September 30, 2008, market risks related to interest rate increased ¥12.7 billion, and risk related to equities increased ¥4.6 billion.

Based on a simple summation of the figures across the risk categories, interest rate risks accounted for approximately 74% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2008, the daily average interest rate VaR totaled ¥228.1 billion, with the highest recorded VaR being ¥248.0 billion and the lowest being ¥206.8 billion.

Our daily average interest rate VaR by quarter in the six months ended September 30, 2008 was as follows:

Quarter	Daily average VaR
April–June 2008	¥266.5 billion
July–September 2008	¥264.8 billion

Comparing the proportion of each currency’s interest rate VaR to the total interest VaR as of September 30, 2008 against that as of March 31, 2008, there were a two percentage point increase in Japanese yen from 57% to 59% and a one percentage point decrease in US dollars from 35% to 34%, and a one percentage point decrease in euro from 8% to 7%.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2007	March 31, 2008	September 30, 2008
	(in millions)
Assets:
Cash and due from banks	¥3,028,395	¥4,090,690	¥4,402,069
Interest-earning deposits in other banks (including ¥14,343 million measured at fair value under fair value option at September 30, 2008)	8,044,752	6,320,827	5,957,644
Call loans, funds sold, and receivables under resale agreements (including ¥40,179 million measured at fair value under fair value option at September 30, 2008)	7,251,511	8,316,057	4,404,612
Receivables under securities borrowing transactions	5,713,752	8,329,371	6,243,090
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥5,609,012 million at September 30, 2007, ¥4,813,360 million at March 31, 2008, and ¥8,242,530 million at September 30, 2008) (including ¥9,095,663 million measured at fair value under fair value option at September 30, 2008)	15,740,976	18,444,633	29,015,608
Investment securities:
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥5,610,264 million at September 30, 2007, ¥6,795,674 million at March 31, 2008 and ¥2,472,436 million at September 30, 2008)	41,154,183	38,729,301	27,919,859
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥439,373 million at September 30, 2007, ¥174,915 million at March 31, 2008, and ¥101,990 million at September 30, 2008) (estimated fair value of ¥3,056,746 million at September 30, 2007, ¥2,860,397 million at March 31, 2008 and ¥2,165,008 million at September 30, 2008)	3,053,518	2,839,666	2,156,830
Other investment securities	529,132	580,013	544,374

Total investment securities	44,736,833	42,148,980	30,621,063

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,859,871 million at September 30, 2007, ¥3,774,314 million at March 31, 2008, and ¥3,774,927 million at September 30, 2008)	96,656,703	99,002,079	100,794,969
Allowance for credit losses	(1,183,347)	(1,134,940)	(1,304,297)

Net loans	95,473,356	97,867,139	99,490,672

Premises and equipment—net	1,133,352	1,075,806	1,055,982
Accrued interest	382,656	339,773	312,751
Customers’ acceptance liability	98,120	71,003	102,934
Intangible assets—net	1,356,131	1,338,924	1,277,617
Goodwill	1,946,332	1,074,137	1,081,324
Deferred tax assets	499,094	899,432	1,451,520
Other assets	5,591,276	5,449,311	5,240,049

Total assets	¥190,996,536	¥195,766,083	¥190,656,935

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

	September 30, 2007	March 31, 2008	September 30, 2008
	(in millions)
Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	¥14,542,745	¥14,693,953	¥14,287,307
Interest-bearing	91,830,940	94,807,696	94,575,082
Overseas offices, principally interest-bearing (including ¥21,395 million measured at fair value under fair value option at September 30, 2008)	18,679,273	19,738,479	19,290,524

Total deposits	125,052,958	129,240,128	128,152,913

Call money, funds purchased, and payables under repurchase agreements	11,148,985	14,181,622	11,705,795
Payables under securities lending transactions	6,382,055	4,587,511	4,266,087
Due to trust account and other short-term borrowings (including ¥10,633 million measured at fair value under fair value option at September 30, 2008)	6,777,955	7,477,899	7,592,700
Trading account liabilities	5,416,927	7,961,578	6,901,379
Obligations to return securities received as collateral	5,083,668	5,094,993	4,288,740
Bank acceptances outstanding	98,120	71,003	102,934
Accrued interest	289,820	298,152	293,021
Long-term debt (including ¥628,528 million measured at fair value under fair value option at September 30, 2008)	14,216,861	13,675,250	13,644,564
Other liabilities	5,769,978	4,687,832	5,963,808

Total liabilities	180,237,327	187,275,968	182,911,941

Commitments and contingent liabilities
Shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥336,801 million at September 30, 2007 and at March 31, 2008, and ¥261,301 million at September 30, 2008, with no stated value	247,100	247,100	247,100
Common stock—authorized, 33,000,000,000 shares; issued, 10,861,643,790 shares at September 30, 2007 and at March 31, 2008, and 10,933,679,680 shares at September 30, 2008, with no stated value	1,084,708	1,084,708	1,084,708
Capital surplus	5,783,798	5,791,300	5,864,614
Retained earnings:
Appropriated for legal reserve	239,571	239,571	239,571
Unappropriated	1,828,182	935,309	410,776
Accumulated other changes in equity from nonowner sources, net of taxes	2,152,608	919,420	338,069
Treasury stock, at cost—376,462,623 common shares at September 30, 2007, 503,153,835 common shares at March 31, 2008 and 328,552,861 common shares at September 30, 2008	(576,758)	(727,293)	(439,844)

Total shareholders’ equity	10,759,209	8,490,115	7,744,994

Total liabilities and shareholders’ equity	¥190,996,536	¥195,766,083	¥190,656,935

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

	Six months ended September 30,
	2007	2008
	(in millions)
Interest income:
Loans, including fees	¥1,368,955	¥1,323,456
Deposits in other banks	135,962	83,221
Investment securities	460,214	213,360
Trading account assets	54,080	253,900
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	139,826	132,072

Total	2,159,037	2,006,009

Interest expense:
Deposits	549,150	448,642
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	206,989	186,407
Due to trust account, other short-term borrowings, and trading account liabilities	110,176	93,648
Long-term debt	166,041	157,931

Total	1,032,356	886,628

Net interest income	1,126,681	1,119,381
Provision for credit losses	241,954	457,275

Net interest income after provision for credit losses	884,727	662,106

Non-interest income:
Fees and commissions	669,935	612,757
Foreign exchange gains (losses)—net	156,880	(101,589)
Trading account profits (losses)—net	104,443	(360,207)
Investment securities losses—net	(6,854)	(187,322)
Equity in earnings (losses) of equity method investees	(42,051)	6,123
Other non-interest income	83,281	88,473

Total	965,634	58,235

Non-interest expense:
Salaries and employee benefits	445,046	446,595
Occupancy expenses—net	84,457	85,322
Fees and commission expenses	112,675	101,646
Outsourcing expenses, including data processing	118,510	138,356
Depreciation of premises and equipment	85,777	64,595
Amortization of intangible assets	124,031	135,118
Impairment of intangible assets	600	49,060
Insurance premiums, including deposit insurance	56,792	56,499
Minority interest in income of consolidated subsidiaries	14,638	2,251
Communications	30,661	32,123
Taxes and public charges	42,997	46,895
Other non-interest expenses	204,924	210,759

Total	1,321,108	1,369,219

Income (loss) from continuing operations before income tax expense (benefit)	529,253	(648,878)
Income tax expense (benefit)	257,839	(238,346)

Income (loss) from continuing operations	271,414	(410,532)
Loss from discontinued operations—net	(1,811)	—

Net income (loss)	¥269,603	¥(410,532)

Income allocable to preferred shareholders:
Cash dividends paid	¥3,335	¥3,335
Beneficial conversion feature	3,816	7,137
Income allocable to preferred shareholders of Mitsubishi UFJ NICOS Co., Ltd.:
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 Stock (Note 5)	—	7,676

Net income (loss) available to common shareholders	¥262,452	¥(428,680)

	(in Yen)
Earnings (loss) per share
Basic earnings (loss) per common share—income (loss) from continuing operations available to common shareholders	¥25.89	¥(41.07)
Basic earnings (loss) per common share—net income (loss) available to common shareholders	25.71	(41.07)
Diluted earnings (loss) per common share—income (loss) from continuing operations available to common shareholders	25.83	(41.07)
Diluted earnings (loss) per common share—net income (loss) available to common shareholders	25.65	(41.07)

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

from Nonowner Sources (Unaudited)

	Gains (Losses), Net of Income Taxes
	Six months ended September 30,
	2007	2008
	(in millions)
Net income (loss)	¥269,603	¥(410,532)

Other changes in equity from nonowner sources:
Net unrealized holding losses on investment securities available for sale	(287,855)	(473,965)
Reclassification adjustment for losses included in net income (loss)	2,804	100,389

Total	(285,051)	(373,576)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(1,759)	2,320
Reclassification adjustment for (gains) losses included in net income (loss)	723	(1,467)

Total	(1,036)	853

Pension liability adjustments	23,743	(15,438)
Reclassification adjustment for gains included in net income (loss)	(4,652)	(913)

Total	19,091	(16,351)

Foreign currency translation adjustments	29,417	(40,586)
Reclassification adjustment for (gains) losses included in net income (loss)	(1,949)	33

Total	27,468	(40,553)

Total changes in equity from nonowner sources	¥30,075	¥(840,159)

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

	Six months ended September 30,
	2007	2008
	(in millions)
Preferred stock:
Balance at beginning of period	¥247,100	¥247,100

Balance at end of period	¥247,100	¥247,100

Common stock:
Balance at beginning of period	¥1,084,708	¥1,084,708

Balance at end of period	¥1,084,708	¥1,084,708

Capital surplus:
Balance at beginning of period	¥5,834,529	¥5,791,300
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd.	(56,134)	—
Gains on induced conversion of shares of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 5)	—	71,103
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 5).	—	(6,908)
Beneficial conversion feature of preferred stock	3,816	7,137
Stock-based compensation expense	1,821	2,496
Losses on sales of shares of treasury stock, net of taxes	(183)	(592)
Other—net	(51)	78

Balance at end of period	¥5,783,798	¥5,864,614

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥1,636,803	¥935,309
Net income (loss)	269,603	(410,532)
Cash dividends:
Common stock—¥6.00 in 2007 and ¥7.00 in 2008 per share	(61,257)	(72,519)
Preferred stock (Class 3)—¥30.00 in 2007 and ¥30.00 in 2008 per share	(3,000)	(3,000)
Preferred stock (Class 8)—¥7.95 in 2007 and ¥7.95 in 2008 per share	(141)	(141)
Preferred stock (Class 12)—¥5.75 in 2007 and ¥5.75 in 2008 per share	(194)	(194)
Beneficial conversion feature of preferred stock	(3,816)	(7,137)
FIN No. 48 adjustment	(4,091)	—
FSP SFAS No. 13-2 adjustment	(5,725)	—
Losses on exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 5)	—	(47,507)
Losses on sales of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 5)	—	(35,966)
Effect of induced conversion of Mitsubishi UFJ NICOS Co., Ltd. Class 1 stock (Note 5)	—	(7,676)
SFAS No. 158 adjustment (Note 1)	—	(132)
SFAS No. 157 adjustment (Note 1)	—	27,317
SFAS No. 159 adjustment (Note 1)	—	32,979
Other—net	—	(25)

Balance at end of period	¥1,828,182	¥410,776

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥2,392,136	¥919,420
Net change during the period	(239,528)	(429,627)
SFAS No. 158 adjustment (Note 1)	—	(131,574)
SFAS No. 159 adjustment (Note 1)	—	(20,150)

Balance at end of period	¥2,152,608	¥338,069

Treasury stock:
Balance at beginning of period	¥(1,001,535)	¥(727,293)
Purchases of shares of treasury stock	(1,225)	(279)
Sales of shares of treasury stock	855	102,851
Net increase resulting from changes in voting interests in consolidated subsidiaries and affiliated companies	(383)	(2)
Exchange of shares of treasury stock for shares of Mitsubishi UFJ Securities Co., Ltd.	425,530	—
Exchange of shares of treasury stock for shares of Mitsubishi UFJ NICOS Co., Ltd. (Note 5)	—	184,879

Balance at end of period	¥(576,758)	¥(439,844)

Total shareholders’ equity	¥10,759,209	¥7,744,994

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
	2007	2008
	(in millions)
Cash flows from operating activities:
Net income (loss)	¥269,603	¥(410,532)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss from discontinued operations—net	1,811	—
Depreciation and amortization	209,808	199,713
Impairment of intangible assets	600	49,060
Provision for credit losses	241,954	457,275
Investment securities losses—net	6,854	187,322
Foreign exchange losses (gains)—net	(160,628)	336,523
Provision for deferred income tax expense (benefit)	189,158	(292,446)
Increase in trading account assets, excluding foreign exchange contracts	(1,829,485)	(1,428,412)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	1,167,711	(1,347,251)
Increase in accrued interest receivable and other receivables	(96,432)	(7,262)
Decrease in accrued interest payable and other payables	(54,261)	(54,886)
Net increase in accrued income taxes and decrease in income tax receivables	57,005	78,644
Other—net	(48,207)	(13,248)

Net cash used in operating activities	(44,509)	(2,245,500)

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale (including proceeds from securities under fair value option for the six months ended September 30, 2008)	32,437,203	44,749,047
Purchases of investment securities available for sale (including purchases of securities under fair value option for the six months ended September 30, 2008)	(28,279,534)	(42,885,699)
Proceeds from maturities of investment securities being held to maturity	52,360	785,865
Purchases of investment securities being held to maturity	(72,040)	(104,655)
Proceeds from sales of other investment securities	135,131	14,248
Purchases of other investment securities	(12,400)	(8,810)
Net increase in loans	(1,140,562)	(3,101,892)
Net decrease (increase) in interest-earning deposits in other banks	(2,002,238)	260,827
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	230,371	5,396,633
Capital expenditures for premises and equipment	(66,692)	(62,609)
Purchases of intangible assets	(116,412)	(106,239)
Proceeds from sales of consolidated VIEs and subsidiaries—net	101,700	54,140
Other—net	24,628	(76,772)

Net cash provided by investing activities	1,291,515	4,914,084

Cash flows from financing activities:
Net decrease in deposits	(1,574,233)	(595,155)
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	1,342,322	(2,348,320)
Net increase (decrease) in due to trust account	50,504	(124,249)
Net increase (decrease) in other short-term borrowings	(718,168)	581,012
Proceeds from issuance of long-term debt	1,305,531	1,449,778
Repayments of long-term debt	(1,434,807)	(1,271,435)
Proceeds from sales of treasury stock	672	65,155
Payments to acquire treasury stock	(1,225)	(279)
Dividends paid	(64,548)	(75,805)
Other—net	12,561	(7,344)

Net cash used in financing activities	(1,081,391)	(2,326,642)

Effect of exchange rate changes on cash and cash equivalents	13,117	(30,563)

Net increase in cash and cash equivalents	178,732	311,379
Cash and cash equivalents at beginning of period (including cash and cash equivalents identified as discontinued operations of ¥2,194 million in 2007 and nil in 2008)	2,849,663	4,090,690

Cash and cash equivalents at end of period	¥3,028,395	¥4,402,069

Supplemental disclosure of cash flow information:
Cash paid (refunded) during the period for:
Interest	¥1,019,269	¥901,601
Income taxes, net of refunds	17,816	(24,544)

Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	15,037	1,234
Acquisition of minority interests in Mitsubishi UFJ Securities Co., Ltd. in exchange for treasury stock	369,588	—
Acquisition of minority interests in Mitsubishi UFJ NICOS Co., Ltd. in exchange for treasury stock (Note 5)	—	131,445

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Co., Ltd. (“MUS”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provides related services to individual and corporate customers.

On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) merged with UFJ Holdings, Inc. (“UFJ Holdings”) with MTFG being the surviving entity. Upon consummation of the merger, MTFG changed its name to MUFG. The merger was accounted for under the purchase method of accounting, and the assets and liabilities of UFJ Holdings and its subsidiaries (the “UFJ Holdings Group”) were recorded at fair value as of October 1, 2005.

The accompanying semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MUFG and its subsidiaries (“the MUFG Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2008. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under US GAAP has been omitted or condensed.

The presentation of condensed consolidated financial statements in conformity with US GAAP requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

MUFG and its domestic subsidiaries have reviewed the salvage values of premises and equipment and decided to change the estimated salvage values of these assets to ¥1 during the six months ended September 30, 2007. Under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” a change in salvage values of depreciable assets is treated as a change in accounting estimate. The effect of this change has been reflected on a prospective basis beginning April 1, 2007. As a result of this change, net income was reduced by ¥16 billion and the corresponding impact to both basic and diluted earnings per share was a reduction of ¥1.55 per share for the six months ended September 30, 2007.

Effective September 30, 2007, MUFG declared a stock split whereby each common and preferred share was split into 1,000 common and preferred shares. As a result, the number of shares and per share information have been retroactively adjusted.

The MUFG Group periodically updates underlying assumptions to make a current estimate of allowance for credit losses. During the fiscal year ended March 31, 2008, in addition to such routine update of estimates to reflect current conditions, BTMU adopted an advanced estimation to determine appropriate level of formula allowance, which is estimated based primarily on the default ratio and recoverable ratio. Previously, recoverable

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

ratio was computed from the major cases of a default event such as legal bankruptcy. During the fiscal year ended March 31, 2008, BTMU began incorporating other credit events for its recoverable ratio to better reflect broader cases of default. In addition, BTMU made an adjustment for the impact of heterogeneous size of borrowers among its loan portfolio to estimate the appropriate level of the formula allowance. Since the default ratio is statistically computed by counting one credit event as one regardless of the size of borrowers, BTMU commenced making an additional reserve by looking to monetary level of past defaults in addition to the number of defaults. The effect from those changes had a positive impact on loss from continuing operations before income tax expense (benefit) and net loss of ¥33 billion and ¥19 billion, respectively, and a corresponding impact on both basic and diluted loss per share of ¥1.86 per share for the six months ended September 30, 2008.

Certain reclassifications and format changes have been made to the prior period condensed consolidated financial statements to conform to the presentation for the six months ended September 30, 2008. These reclassifications and format changes include 1) the reclassification of “Accounts receivable” into “Other assets” and 2) the reclassification of “Accounts payable” into “Other liabilities” in the “condensed consolidated balance sheets”. The MUFG Group’s total assets and liabilities have increased significantly and retrospectively for all financial statements presented due to the adoption of “Amendment of FASB Interpretation No. 39” (“FSP FIN No. 39-1”). See “Netting of Cash Collateral against Derivative Exposures” in “Accounting Changes” for details. These reclassifications and format changes did not result in a change in previously reported net income or shareholders’ equity.

Accounting Changes

Defined Benefit Pension and Other Postretirement Plans—In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires entities to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement plans in its consolidated statement of financial position and recognize changes in the funded status of defined benefit pension and other postretirement plans in the year in which the changes occur in comprehensive income. SFAS No. 158 also clarifies that defined benefit assets and obligations should be measured as of the date of the entity’s fiscal year-end statement of financial position. The requirement to recognize the funded status as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the statement of financial position is effective for fiscal years ending after December 15, 2008.

The MUFG Group adopted the recognition provisions of SFAS No. 158 as of March 31, 2007 which resulted in an increase in accumulated other changes in equity from nonowner sources of ¥178,784 million, net of taxes, and had no impact on how the MUFG Group determined its net periodic benefit costs.

The MUFG Group adopted the measurement date provisions of SFAS No. 158 on April 1, 2008 which changed the measurement date for plan assets and benefit obligations of BTMU and some of its domestic subsidiaries from December 31 to March 31 by using the approach that remeasured plan assets and benefit obligations as of March 31, 2008. The MUFG Group recognized ¥411 million in gains on settlement during the period from January 1, 2008 to March 31, 2008 and recorded a decrease in the beginning balance of retained earnings as of April 1, 2008 by ¥132 million, net of taxes, and a decrease in the beginning balance of accumulated other changes in equity from nonowner sources as of April 1, 2008 by ¥131,574 million, net of taxes, as a result of adopting this provision. The impact on the beginning balance of accumulated other changes in equity from nonowner sources upon adoption of the measurement date provisions of SFAS No. 158 as of

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

April 1, 2008 is mainly due to a decrease in the fair value of plan assets of ¥175,680 million and an increase in benefit obligations of ¥32,382 million caused by a decline in the discount rate from December 31, 2007 to March 31, 2008.

Uncertainty in Income Taxes—In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 requires recognition of a tax benefit to the extent of management’s best estimate of the impact of a tax position based on the technical merits of the position, provided it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The MUFG Group adopted FIN No. 48 on April 1, 2007, which reduced the beginning balance of retained earnings by ¥4,091 million. The MUFG Group classifies accrued interest and penalties, if applicable, related to income taxes as income tax expenses.

Leveraged Leases—In July 2006, the FASB issued FASB Staff Position (“FSP”) on SFAS No. 13, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (“FSP SFAS No. 13-2”). This FSP requires if, during the lease term, the projected timing of the income tax cash flows generated by a leveraged lease is revised, the rate of return and the allocation of income shall be recalculated from the inception of the lease. At adoption, the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of retained earnings as of the beginning of the period in which this FSP is adopted. This FSP is effective in fiscal years beginning after December 15, 2006. The MUFG Group adopted this FSP on April 1, 2007, which reduced the beginning balance of retained earnings by ¥5,725 million, net of taxes. The reduction in retained earnings at adoption will be recognized in interest income over the remaining terms of the affected leases as tax benefits are realized.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS No. 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. SFAS No. 157 shall be applied prospectively, except for the provisions related to block discounts, and existing derivative and hybrid financial instruments measured at fair value under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as modified by SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, using the transaction price in accordance with the guidance in the FASB Emerging Issues Task Force (the “EITF”) Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” SFAS No. 157 nullifies the guidance in EITF Issue No. 02-3 which requires the deferral of trade date gains or losses on derivatives where the fair value of those derivatives were not obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. SFAS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

No. 157 also precludes the use of a blockage factor when measuring financial instruments traded in an active market at fair value and requires consideration of nonperformance risk when measuring liabilities at fair value. Effective April 1, 2008, the MUFG Group adopted SFAS No. 157. Upon adoption of SFAS No. 157, the difference between the carrying amount and fair value of the derivatives measured using the guidance in EITF Issue No. 02-3 was recognized as a cumulative effect to the beginning balance of retained earnings as of April 1, 2008 in the amount of ¥27,317 million, net of taxes. In February 2008, the FASB issued an FSP on SFAS No. 157, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP SFAS No. 157-1”) and an FSP on SFAS No. 157, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”). FSP SFAS No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, or SFAS No. 141R, “Business Combinations,” regardless of whether those assets and liabilities are related to leases. FSP SFAS No. 157-2 applies to nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity’s financial statements on a recurring basis and defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for those items. The MUFG Group adopted these FSPs on April 1, 2008 and applied SFAS No. 157 to all financial assets and liabilities measured and disclosed on a fair value basis, excluding the nonfinancial assets and liabilities as described in FSP SFAS No. 157-2. The nonrecurring nonfinancial assets and nonfinancial liabilities for which the MUFG Group has not applied the provisions of SFAS No. 157 include premises and equipment, intangible assets and goodwill measured at fair value for impairment. In October 2008, the FASB issued an FSP on SFAS 157, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS No. 157-3”), to clarify how an entity would determine fair value in a market that is not active. FSP SFAS No. 157-3 was effective upon issuance and applied to the MUFG Group’s consolidated financial statements for the six months ended September 30, 2008. The application of FSP SFAS No. 157-3 did not have a material impact on the MUFG Group’s financial position and results of operations. See Note 15 for a further discussion of the adoption of SFAS No. 157.

Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements—In September 2006, the EITF reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” This EITF requires that an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period is a postretirement benefit arrangement for which a liability must be recorded. The MUFG Group adopted this EITF on April 1, 2008, which did not have a material impact on its financial position and results of operations.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.” SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MUFG Group adopted SFAS No. 159 on April 1, 2008. The MUFG Group elected the fair value option for foreign securities classified as available for sale held by BTMU and MUTB in the amount of ¥10,448,079 million, whose unrealized gains and losses were reported within accumulated other changes in equity from nonowner sources as of March 31, 2008. BTMU and MUTB economically manage, through their asset and liability management activities, risks associated with their foreign currency denominated financial

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

assets and liabilities related to fluctuation of foreign exchange rates. However, prior to the adoption of SFAS No. 159 for these securities, gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while gains and losses on translation of foreign currency denominated financial liabilities were included in current earnings. The MUFG Group elected the fair value option for these securities to mitigate accounting mismatches related to fluctuations of foreign exchange rates. As a result of adopting the fair value option on these securities, MUFG recorded an increase in the beginning balance of retained earnings as of April 1, 2008 of ¥20,150 million, net of taxes. In addition, the MUFG Group elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, which increased the beginning balance of retained earnings as of April 1, 2008 of ¥12,829 million, net of taxes.

Netting of Cash Collateral against Derivative Exposures—In April 2007, the FASB staff issued an FSP on FIN No. 39, “Amendment of FASB Interpretation No. 39” (“FSP FIN No. 39-1”). This FSP permits offsetting of fair value amounts recognized for the right to reclaim cash collateral (a receivable) or obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangements, and amends FIN No. 39 to replace the terms “conditional contracts” and “exchange contracts” with the term “derivative instruments”, as defined in SFAS No. 133. Upon adoption of this FSP, a reporting entity is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements, however, the effect of applying this FSP is required to be recognized as a change in accounting principle through retrospective application for all financial statements presented unless it is impracticable to do so. This FSP is effective for the fiscal year beginning after November 15, 2007. Effective April 1, 2008, the MUFG Group discontinued netting its derivative assets and liabilities under master netting agreements and present them on a gross basis. Cash collateral paid and cash collateral received continue to be presented on a gross basis. This change has significantly increased the MUFG Group’s total assets and liabilities retrospectively for all financial statements presented and is accounted for as a change in accounting principle. This change did not result in a change in previously reported total shareholders’ equity.

The effects of adoption of FSP FIN No. 39-1 on the MUFG Group’s September 30, 2007 and March 31, 2008 consolidated balance sheet were as follows:

	September 30, 2007		March 31, 2008
	As previously reported	As Adjusted	As previously reported	As Adjusted
	(in millions)		(in millions)
Trading account assets	¥12,773,481	¥15,740,976	¥13,411,755	¥18,444,633
Other assets	5,590,485	5,591,276	5,447,892	5,449,311
Total assets	188,028,250	190,996,536	190,731,786	195,766,083
Trading account liabilities	2,450,021	5,416,927	2,927,411	7,961,578
Other liabilities	5,768,598	5,769,978	4,687,702	4,687,832
Total liabilities and shareholders’ equity	188,028,250	190,996,536	190,731,786	195,766,083

Income tax benefits on Share-Based Payment Awards—In June 2007, the EITF reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”), which was ratified by the FASB in June 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective prospectively for the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The MUFG Group adopted EITF 06-11 on April 1, 2008, which had no material impact on the MUFG Group’s financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Recently Issued Accounting Pronouncements

Investment Company Accounting—In June 2007, the AICPA issued Statement of Position (“SOP”) 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the “AICPA Guide”). The statement also addresses whether the specialized industry accounting principles of the AICPA Guide should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. In addition, in May 2007, the FASB staff issued an FSP on FIN No. 46R, “Application of FIN No. 46R to Investment Companies” (“FSP FIN No. 46R-7”), which amends FIN No. 46R to make permanent the temporary deferral of the application of FIN No. 46R to entities within the scope of the revised audit guide under SOP 07-1. These new standards were expected to be effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. However, in February 2008, the FASB issued an FSP on SOP 07-1, “Effective Date of AICPA Statement of Position 07-1” (“FSP SOP 07-1-1”), to delay indefinitely the effective dates of SOP 07-1 and the application of FSP FIN No. 46R-7 in order to address implementation issues. For entities that have not yet adopted the provisions of SOP 07-1 and FSP FIN No. 46R-7, early adoption will not be permitted during the indefinite deferral.

Business Combinations—In December 2007, the FASB issued SFAS No. 141R. SFAS No. 141R will significantly change the accounting for business combinations while retaining the fundamental requirements in SFAS No. 141, that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141R further expands the definitions of a business and the fair value measurement and reporting in a business combination. SFAS No. 141R states that all business combinations (whether full, partial or step acquisitions) will result in all the assets acquired and liabilities assumed and any noncontrolling (minority) interests in the acquiree being recorded at their acquisition-date fair values with limited exceptions. Certain forms of contingent considerations and certain acquired contingencies will be recorded at their acquisition-date fair value. SFAS No. 141R also states acquisition costs will generally be expensed as incurred, restructuring costs will be expensed in periods after the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141R also includes a substantial number of new disclosure requirements to disclose all information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect SFAS No. 141R will have on its financial position and results of operations.

Noncontrolling Interests—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the parent in the consolidated financial statements within the equity section but separate from the parent’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statements of operations; changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for similarly as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect SFAS No. 160 will have on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Disclosure about Derivative Instruments and Hedging Activities—In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.” SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The significant additional disclosures required by SFAS No. 161 include (1) a tabular summary of the fair values of derivative instruments and their gains and losses, (2) disclosure of credit-risk-related contingent features in order to provide more information regarding an entity’s liquidity from using derivatives, and (3) cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early application encouraged. It encourages but does not require comparative disclosures for earlier periods at initial adoption. SFAS No. 161 will only affect the MUFG Group’s disclosures of derivative instruments and related hedging activities, and will not affect its financial position and results of operations.

Hierarchy of GAAP—In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The main objective of SFAS No. 162 is to include the GAAP Hierarchy within the accounting literature established by the FASB rather than within the AICPA’s Statement of Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The SEC approved the amendments on September 16, 2008. The impact of adopting SFAS No. 162 is not expected to be significant on the MUFG Group’s financial position and results of operations.

Disclosures about Credit Derivatives and Certain Guarantees—In September 2008, the FASB staff issued an FSP on SFAS No. 133 and FIN No. 45 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP SFAS No. 133-1 and FIN No. 45-4”). This FSP amends SFAS No. 133 to require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives. In addition, the FSP amends FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,” and requires guarantors to additionally disclose the current status of the payments/performance risk of the guarantee so that the disclosure will provide similar information to the disclosure relating to credit derivatives and hybrid instruments that have embedded credit derivatives under SFAS No. 133, as amended by this FSP. This FSP also clarifies the FASB’s intent that disclosure required by SFAS No. 161 should be provided for any reporting period (annual or interim) beginning after November 15, 2008. This FSP is effective for the reporting periods (annual or interim) ending after November 15, 2008. This FSP will affect the MUFG Group’s disclosures of credit derivatives and certain guarantees, but will not affect its financial position and results of operations.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions—In February 2008, the FASB issued an FSP on SFAS No. 140, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP SFAS No. 140-3”). This FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125” unless certain criteria are met. FSP SFAS No. 140-3 is effective for the fiscal years beginning on or after November 15, 2008, with early adoption prohibited. The MUFG Group has not completed the study of what effect FSP SFAS No. 140-3 will have on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities—In June 2008, the FASB issued an FSP on EITF Issue No. 03-6, “Determining Whether Instruments Granted in a Share-Based Payment Transaction are Participating Securities” (“FSP EITF No. 03-6-1”). FSP EITF No. 03-6-1 concludes that unvested share-based payment awards which contain nonforfeitable rights to dividends should be considered equivalent to participating securities and included in the computation of earnings per share (“EPS”) using the two-class method under SFAS No. 128, “Earnings Per Share.” FSP EITF No. 03-6-1 is effective retrospectively for the fiscal years beginning on or after December 15, 2008 with early adoption prohibited. The MUFG Group has not completed the study of what effect FSP EITF No. 03-6-1 will have on its financial position and results of operations.

Disclosure about Transfers of Financial Assets and Involvement with Variable Interest Entities—In December 2008, the FASB issued an FSP on SFAS No. 140 and FIN No. 46R, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS No. 140-4 and FIN No. 46R-8”). This FSP requires enhanced disclosures about continuing involvements with transferred financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. This FSP is effective prospectively for the first interim or annual reporting period ending after December 15, 2008, with disclosures of comparative information in period earlier than the effective date encouraged. This FSP only requires additional disclosures, and will not affect the MUFG Group’s financial position and results of operations.

Employers’ Disclosures and Postretirement Benefit Plan Assets—In December 2008, the FASB issued an FSP on SFAS No. 132R, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS No. 132R-1”). The FSP contains amendments to SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” that are intended to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. This FSP expands the disclosures set forth in SFAS No. 132R by adding required disclosures about: (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. Additionally, the FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS No. 157. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. This FSP only requires additional disclosures, and will not affect the MUFG Group’s financial position and results of operations.

Impairment Guidance for Beneficial Interests—In January 2009, the FASB issued an FSP on EITF 99-20, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP EITF 99-20-1”). This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a transferor in a Securitized Financial Assets” (“EITF 99-20”). This FSP revises EITF 99-20’s impairment guidance for beneficial interests to make it consistent with the requirements of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” for determining whether an impairment of other debt and equity securities has occurred. The SFAS No. 115 impairment model enables greater judgment to be exercised in determining whether an other-than-temporary impairment needs to be recorded. The impairment model previously provided for in EITF 99-20 limited management’s use of judgment in applying the impairment model. This FSP is effective prospectively for interim and annual reporting periods ending after December 15, 2008 with retrospective application prohibited. The MUFG Group has not completed the study of what effect FSP EITF 99-20-1 will have on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

2.    DISCONTINUED OPERATIONS

During the fiscal year ended March 31, 2006, UnionBanCal Corporation (“UNBC”), a US subsidiary of BTMU whose results were reported as a separate business segment, signed a definitive agreement to sell its international correspondent banking operations to Wachovia Bank, N.A. effective October 6, 2005.

The MUFG Group accounted for this transaction as a discontinued operation in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” and presented the results of discontinued operations as a separate line item in the condensed consolidated statements of operations. All assets and liabilities of the discontinued operations were liquidated during the six months ended September 30, 2007.

During the six months ended September 30, 2007, UNBC entered into a Deferred Prosecution Agreement with the United States Department of Justice (“DOJ”) relating to past violations of the Bank Secrecy Act and other anti-money laundering regulations that occurred in UNBC’s now discontinued international banking business. As part of this agreement, UNBC paid the DOJ ¥2,662 million during the six months ended September 30, 2007. The ¥2,662 million payment and ¥199 million of related legal and other outside services costs were allocated to discontinued operations as these past violations pertained to UNBC’s international banking business.

The components of loss from discontinued operations for the six months ended September 30, 2007 were as follows:

Six months ended September 30, 2007
(in millions)
Loss from discontinued operations	¥(2,861)
Minority interest in loss of consolidated subsidiaries	(969)
Income taxes	(81)

Loss from discontinued operations—net	¥(1,811)

3.    INVESTMENT SECURITIES

The amortized costs and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2008 and September 30, 2008 were as follows:

	March 31, 2008				September 30, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities, principally Japanese government bonds and corporate bonds	¥32,261,022	¥270,104	¥145,484	¥32,385,642	¥22,494,305	¥112,097	¥86,009	¥22,520,393
Marketable equity securities	4,315,233	2,086,557	58,131	6,343,659	3,942,839	1,539,833	83,206	5,399,466

Total securities available for sale	¥36,576,255	¥2,356,661	¥203,615	¥38,729,301	¥26,437,144	¥1,651,930	¥169,215	¥27,919,859

Debt securities being held to maturity, principally Japanese government bonds	¥2,839,666	¥22,484	¥1,753	¥2,860,397	¥2,156,830	¥12,153	¥3,975	¥2,165,008

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2008 and September 30, 2008 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2008 (3)	September 30, 2008
	(in millions)
Domestic:
Manufacturing	¥11,178,924	¥11,364,038
Construction	1,728,534	1,674,607
Real estate	10,857,072	10,910,102
Services	6,553,980	6,488,577
Wholesale and retail	9,308,599	9,512,563
Banks and other financial institutions (2)	4,671,499	4,438,130
Communication and information services	1,150,438	1,305,772
Other industries	10,806,144	10,029,641
Consumer	21,517,672	20,435,214

Total domestic	77,772,862	76,158,644

Foreign:
Governments and official institutions	316,761	370,876
Banks and other financial institutions (2)	2,100,057	2,962,354
Commercial and industrial	16,189,725	18,590,516
Other	2,706,750	2,807,206

Total foreign	21,313,293	24,730,952

Unearned income, unamortized premiums—net and deferred loan fees—net	(84,076)	(94,627)

Total (1)	¥99,002,079	¥100,794,969

Notes:	(1)	The above table includes loans held for sale of ¥505,626 million at March 31, 2008 and ¥126,095 million at September 30, 2008 which are carried at the lower of cost or estimated fair value.
	(2)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(3)	Classification of loans by industry at March 31, 2008 has been restated as follows:

	As previously reported	As restated
	(in millions)
Domestic:
Manufacturing	¥11,322,092	¥11,178,924
Construction	1,759,436	1,728,534
Real estate	8,247,964	10,857,072
Services	6,707,417	6,553,980
Wholesale and retail	9,436,939	9,308,599
Banks and other financial institutions	4,825,368	4,671,499
Communication and information services	1,152,727	1,150,438
Other industries	10,412,330	10,806,144
Consumer	23,908,589	21,517,672

Total domestic	77,772,862	77,772,862

Foreign:
Governments and official institutions	316,761	316,761
Banks and other financial institutions	2,100,057	2,100,057
Commercial and industrial	16,188,426	16,189,725
Other	2,708,049	2,706,750

Total foreign	21,313,293	21,313,293

Unearned income, unamortized premiums—net and deferred loan fees—net	(84,076)	(84,076)

Total	¥99,002,079	¥99,002,079

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

The following is a summary of nonaccrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in millions)
Nonaccrual loans	¥1,144,455	¥1,362,383
Restructured loans	517,265	442,402
Accruing loans contractually past due 90 days or more	17,952	26,523

Total	¥1,679,672	¥1,831,308

The MUFG Group’s impaired loans primarily include nonaccrual loans and restructured loans. At March 31, 2008 and September 30, 2008, the impaired loans were ¥1,443,552 million and ¥1,688,487 million, respectively, which did not include loans held for sale that were impaired of ¥11,911 million and ¥703 million, respectively.

Changes in the allowance for credit losses for the six months ended September 30, 2007 and 2008 were as follows:

	Six months ended September 30,
	2007	2008
	(in millions)
Balance at beginning of period	¥1,112,453	¥1,134,940
Provision for credit losses	241,954	457,275
Charge-offs	189,057	293,866
Less—Recoveries	15,259	11,331

Net charge-offs	173,798	282,535
Others *	2,738	(5,383)

Balance at end of period	¥1,183,347	¥1,304,297

*	Others principally include foreign exchange translation adjustments.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

On April 1, 2007, the merger between UFJ NICOS Co., Ltd. (“UFJ NICOS”) and DC Card Co., Ltd. (“DC Card”), two credit card subsidiaries of BTMU, came into effect with UFJ NICOS being the surviving entity and UFJ NICOS renamed Mitsubishi UFJ NICOS. Each share of DC Card’s common stock was exchanged for 30 shares of UFJ NICOS’s common stock. The assets and liabilities acquired through the purchase of the minority interest in DC Card were measured based on their fair value as of April 1, 2007. The MUFG Group initially recorded approximately ¥4 billion of intangible assets.

On November 6, 2007, MUFG acquired ¥120 billion of new common shares in Mitsubishi UFJ NICOS. As a result, the MUFG Group has approximately 76% ownership of Mitsubishi UFJ NICOS compared with its prior

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

holding of approximately 66%. The assets and liabilities acquired through the purchase of Mitsubishi UFJ NICOS shares were measured based on their fair value. The MUFG Group initially recorded approximately ¥19 billion of goodwill and approximately ¥16 billion of intangible assets. The objectives of this additional investment are to strengthen the financial base of Mitsubishi UFJ NICOS, utilize its financial resources effectively, and develop a new credit business strategy due to the changing business environment for consumer finance companies in Japan.

The MUFG Group reorganized the capital structure of Mitsubishi UFJ NICOS, a 76%-owned subsidiary, by eliminating the only outstanding class of capital stock other than the common stocks and by having Norinchukin become the sole minority shareholder. This reorganization was carried out in order to further enhance the strategic integrity and flexibility of the MUFG Group and to strive for effective utilization of managerial resources within the MUFG Group.

Pursuant to such reorganization, on August 1, 2008, MUFG acquired, through a share exchange, all the outstanding Mitsubishi UFJ NICOS common stocks and all the outstanding Mitsubishi UFJ NICOS Class 1 stocks whereby MUFG issued MUFG common stocks at a ratio of 0.37 shares of MUFG common stock for every one share of Mitsubishi UFJ NICOS common stock and 1.39 shares of MUFG common stock for every one share of Mitsubishi UFJ NICOS Class 1 stock. MUFG, then, sold 244 million shares of Mitsubishi UFJ NICOS common stock to Norinchukin. Furthermore, MUFG converted Mitsubishi UFJ NICOS Class 1 stocks acquired from Norinchukin into Mitsubishi UFJ NICOS common stocks. As a result, the ownership of MUFG to Mitsubishi UFJ NICOS decreased to approximately 85% from 100%.

The foregoing reorganization was accounted for as follows:

The assets and liabilities acquired through the purchase of the minority interest of Mitsubishi UFJ NICOS were accounted for using the purchase method of accounting and were recorded based on their fair value as of August 1, 2008. The MUFG common stocks issued in the share exchange were valued at ¥131 billion based on the market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. As a result, MUFG owned all the outstanding Mitsubishi UFJ NICOS common stocks. The MUFG Group recorded approximately ¥27 billion of goodwill and ¥27 billion of intangible assets.

The acquisition of Mitsubishi UFJ NICOS Class 1 stocks and the sale of Mitsubishi UFJ NICOS common stocks were treated as one unit of account within the context of MUFG’s conversion of the Class 1 stocks. The foregoing transactions were accounted for as: (i) capital transaction representing an induced conversion by Norinchukin of Mitsubishi UFJ NICOS Class 1 stocks for approximately 186.6 million shares of Mitsubishi UFJ NICOS common stock, and (ii) the sale by MUFG of approximately 57.4 million shares of Mitsubishi UFJ NICOS common stock, and (iii) issuance of 69.5 million shares of MUFG common stock. As a result, MUFG recognized a credit to capital surplus of ¥71 billion and recognized ¥8 billion as a direct charge to retained earnings representing the effect of the inducement calculated based on the excess number of Mitsubishi UFJ NICOS common stock deemed received by Norinchukin (over the number of Mitsubishi UFJ NICOS common stock that it would have otherwise received had it converted Mitsubishi UFJ NICOS Class 1 stocks under its contractual terms). In addition, gains on the sale of the 57.4 million shares of Mitsubishi UFJ NICOS common stock of ¥6 billion were recognized in the statements of operations. Furthermore, net income attributable to common stockholders was reduced by ¥8 billion attributable to the effect of the induced conversion in the calculation of earnings per share.

All the MUFG common stock issued to effect the foregoing transactions were previously held as treasury stocks. The difference between their carrying amounts and the amount at which the corresponding reissuance was

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

measured was respectively recorded in capital surplus and unappropriated retained earnings, pursuant to the provision of Accounting Principles Board Opinion No. 6, “Status of Accounting Research Bulletins”.

BTMU acquired approximately 20% ownership of kabu.com Securities Co., Ltd. (“kabu.com Securities”), a retail online securities company in Japan through tender offers, valuing the transaction at approximately ¥41 billion, resulting in MUFG’s ownership to approximately 51% during the fiscal year ended March 31, 2008. The assets and liabilities acquired through purchases of the minority interest of kabu.com Securities were measured based on their fair value. The MUFG Group recorded approximately ¥78 billion of goodwill and approximately ¥10 billion of intangible assets. The purpose of the acquisition is to strengthen the retail online securities business and enhance comprehensive Internet-based financial services the MUFG Group provides.

On September 30, 2007, MUFG and MUS executed a share exchange. The share exchange ratio was set at 1.02 shares of MUFG common stock to one share of MUS common stock, valuing the transaction at approximately ¥370 billion. The share exchange ratio was calculated based on the MUFG’s stock after the stock split, which was effective on September 30, 2007. MUFG’s treasury stock was exchanged for the shares of MUS common stock and there was no issuance of new shares. Losses on the share exchange were charged to Capital surplus for the year ended March 31, 2008. As a result of the share exchange, MUS became a wholly owned subsidiary of MUFG. MUFG previously owned approximately 60% of MUS. The assets and liabilities acquired through the purchase of the minority interest of MUS were measured based on their fair value as of September 30, 2007. The MUFG Group initially recorded approximately ¥23 billion of goodwill and ¥98 billion of intangible assets. The purpose of making MUS a wholly-owned subsidiary is, among other factors, to seize the opportunities presented by the deregulation of the Japanese financial markets and further enhance cooperation between group companies.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the MUFG Group performs impairment tests on goodwill and intangible assets with indefinite lives on an annual basis, or more often if triggering events or changes in circumstances indicate the assets may be impaired.

Goodwill

The table below presents the changes in the carrying amount of goodwill during the six months ended September 30, 2007 and 2008. Goodwill was not impaired at September 30, 2007 and 2008.

	Six months ended September 30,
	2007	2008
	(in millions)
Balance at beginning of period	¥1,844,809	¥1,074,137
Goodwill acquired during the six months	103,841	28,207
Reduction due to elimination of valuation allowance for deferred tax assets	(5,607)	(1,362)
Reduction due to sale of a subsidiary	—	(9,803)
Foreign currency translation adjustments and other	3,289	(9,855)

Balance at end of period	¥1,946,332	¥1,081,324

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in millions)
Intangible assets subject to amortization:
Software	¥583,389	¥555,991
Core deposit intangibles	393,488	362,543
Customer relationships	188,548	201,957
Trade names	52,581	50,184
Other	2,703	2,422

Total	1,220,709	1,173,097

Intangible assets not subject to amortization:
Indefinite-lived customer relationships	100,817	64,162
Indefinite-lived trade names	6,192	6,192
Other	11,206	34,166

Total	118,215	104,520

Total	¥1,338,924	¥1,277,617

Impairment losses on intangible assets for the six months ended September 30, 2007 and 2008 were ¥600 million and ¥49,060 million, respectively. The losses for the six months ended September 30, 2008 included losses from customer relationships under the Integrated Trust Assets Business Group. These intangible assets were initially valued based on expected future cash flows. The future cash flows were negatively revised due to the recent global financial market instability. Accordingly, the MUFG Group revalued these intangible assets and recognized the impairment losses.

6.    PLEDGED ASSETS

At September 30, 2008, assets pledged as collateral for call money, funds purchased, payables for repurchase agreements and securities lending transactions, other short-term borrowings, long-term debt and for certain other purposes, excluding the impact of FSP FIN No. 39-1, were as follows:

September 30, 2008
(in millions)
Trading account securities	¥8,372,595
Investment securities	3,439,120
Loans	5,109,438
Other	102,401

Total	¥17,023,554

In addition, at September 30, 2008, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating ¥18,181,131 million were pledged as collateral for acting as a collection agent for public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group did not elect to adopt the netting provisions allowed under FSP FIN No. 39-1, which allows an entity to offset the fair value amounts recognized for cash collateral paid or cash collateral received against the fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. At September 30, 2007, March 31, 2008 and September 30, 2008, the cash collateral paid, which was included in other assets, was ¥113,901 million, ¥228,188 million and ¥282,226 million, respectively and the cash collateral received, which was included in other liabilities, was ¥229,234 million, ¥406,428 million and ¥472,034 million, respectively.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of pension benefits, severance indemnities plans (“SIP”s) and other benefits for the six months ended September 30, 2007 and 2008:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2007	2008	2007		2008
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥19,635	¥19,857	¥3,909	¥566	¥4,037	¥490
Interest costs on projected benefit obligation	18,316	16,579	6,077	765	5,804	691
Expected return on plan assets	(36,358)	(34,566)	(9,396)	(836)	(8,628)	(707)
Amortization of net actuarial loss (gain)	(2,116)	1,482	1,285	282	900	196
Amortization of prior service cost (credit)	(3,732)	(3,972)	66	(44)	29	(39)
Amortization of net obligation (asset) at transition	176	(2)	(2)	122	—	107
Loss (gain) on settlement and curtailment	(3,460)	558	—	—	—	—

Net periodic benefit cost	¥(7,539)	¥(64)	¥1,939	¥855	¥2,142	¥738

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2008 and expects to contribute for the remainder of the fiscal year ending March 31, 2009 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2008	¥25.6	¥1.6	¥0.5
For the remainder of the fiscal year ending March 31, 2009	¥25.3	¥1.4	¥0.6

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    PREFERRED STOCK

Preferred stock authorized, issued and outstanding at March 31, 2008 and September 30, 2008 was as follows:

	March 31, 2008			September 30, 2008
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount	Number of shares– authorized	Number of shares– outstanding	Aggregate amount
	(in millions, except number of shares)
Preferred stock
Class 3	120,000,000	100,000,000	¥250,000	120,000,000	100,000,000	¥250,000
Class 5	400,000,000	—	—	400,000,000	—	—
Class 6	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—
Class 8	27,000,000	17,700,000	53,100	27,000,000	—	—
Class 11	1,000	1,000	1	1,000	1,000	1
Class 12	129,900,000	33,700,000	33,700	129,900,000	11,300,000	11,300

			¥336,801			¥261,301

Preferred stock included in Capital stock on the consolidated balance sheets at September 30, 2007, March 31, 2008 and September 30, 2008 was ¥247,100 million, which consisted of ¥122,100 million of Class 1 and ¥125,000 million of Class 3 Preferred Stock.

On April 2, 2001, MUFG issued shares of Class 1 Preferred Stock at an aggregate issue price of ¥244,200 million. ¥122,100 million was included in Preferred stock and the remaining amount was included in Capital surplus, net of stock issue expenses. MUFG redeemed 50% of these shares during the fiscal year ended March 31, 2005 and the remaining shares during the six months ended September 30, 2005. At each redemption, Capital surplus decreased by ¥122,100 million, for a total of ¥244,200 million, as provided in the Commercial Code of Japan and the Articles of Incorporation of MUFG.

On August 1, 2008, 17,700,000 shares of Class 8 Preferred Stock were exchanged for 43,895,180 shares of common stock.

On September 25, 2008, 17,700,000 shares of Class 8 Preferred Stock, which had been recorded as treasury stock, were retired.

On September 30, 2008, 22,400,000 shares of Class 12 Preferred Stock were exchanged for 28,140,710 shares of common stock.

As of September 30, 2008, 22,400,000 shares of Class 12 Preferred Stock were treasury stock.

Subsequent to September 30, 2008, on October 31, 2008, 22,400,000 shares of Class 12 Preferred Stock, which had been recorded as treasury stock, were retired.

Subsequent to September 30, 2008, on November 17, 2008, MUFG issued 156,000,000 shares of Class 5 Preferred Stock at ¥2,500 per share, the aggregate amount of the issue price being ¥390.0 billion. Class 5 Preferred Stock was issued by means of a third party allocation.

See Note 19 of the consolidated financial statements for the fiscal year ended March 31, 2008 for further information about preferred stock.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The change in the unamortized discount arising from beneficial conversion features of the preferred stock during the six months ended September 2007 and 2008 was as follows:

	Class 8	Class 11	Class 12	Total
	(in millions)
Balance at March 31, 2007	¥4,490	¥1	¥12,237	¥16,728
Amortization to retained earnings	(1,637)	—	(2,179)	(3,816)

Balance at September 30, 2007	¥2,853	¥1	¥10,058	¥12,912

	Class 8	Class 11	Class 12	Total
	(in millions)
Balance at March 31, 2008	¥1,160	¥1	¥7,658	¥8,819
Amortization to retained earnings	(1,160)	—	(2,643)	(3,803)
Charged to retained earnings on conversion of preferred stock	—	—	(3,334)	(3,334)

Balance at September 30, 2008	¥—	¥1	¥1,681	¥1,682

9.    EARNINGS (LOSS) PER COMMON SHARE

Basic earnings per common share excludes the dilutive effects of potential common shares and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period, while diluted EPS gives effect to all dilutive potential common shares that were outstanding for the period.

The weighted average number of shares used in the computations of basic EPS and diluted EPS were 10,208,601 thousand shares and 10,208,602 thousand shares, respectively, for the six months ended September 30, 2007. The weighted average number of shares used in the computations of both basic and diluted EPS for the six months ended September 30, 2008 were 10,437,591 thousand shares.

For the six months ended September 30, 2007, Class 11 Preferred Stock, convertible debt issued by MUS and stock options issued by UNBC and kabu.com Securities were included to compute diluted EPS. These stock options are based on the stock-based compensation plans of UNBC and kabu.com Securities. Class 8 and Class 12 Preferred Stock, convertible preferred stock issued by Mitsubishi UFJ NICOS and The Senshu Bank, Ltd. could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

For the six months ended September 30, 2008, Class 8, Class 11 and Class 12 Preferred Stock, convertible preferred stock issued by Mitsubishi UFJ NICOS and The Senshu Bank, Ltd. and stock options issued by MUFG, kabu.com Securities, UNBC, MU Hands-on Capital Ltd. and Palace Capital Partners A Co., Ltd. could potentially dilute earnings (loss) per common share but were not included in the computation of diluted earnings (loss) per common share due to their antidilutive effects.

10.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The MUFG Group uses various derivative financial instruments, including interest rate swaps and foreign currency forward contracts, for trading, customer accommodation and risk management purposes. The MUFG Group’s trading activities include dealing and customer accommodation activities to meet the financial needs of its customers. The related derivatives are measured at fair value with gains and losses recognized currently in

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

earnings. The MUFG Group also accounts for derivatives held for risk management purposes as trading positions and measures them at fair value with gains and losses recognized currently in earnings unless such derivatives qualify for hedge accounting.

UNBC adopts hedging strategies and uses certain derivatives to achieve hedge accounting. A cash flow hedge strategy is adopted primarily for the purpose of hedging forecasted future loan interest payments from variable rate loans or certificates of deposit, utilizing interest rate swaps and various other interest rate options. A fair value hedge is intended to effectively convert certain fixed rate liabilities (including medium-term notes and subordinated debt) into floating rate instruments. Gains and losses recorded due to hedge ineffectiveness were not material for the six months ended September 30, 2007 and 2008.

11.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE-SHEET INSTRUMENTS

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in its consolidated financial statements for the fiscal year ended March 31, 2008. The table below presents the contractual or notional amounts of such guarantees at March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in billions)
Standby letters of credit and financial guarantees	¥5,254	¥5,447
Performance guarantees	2,351	2,707
Derivative instruments	59,295	68,279
Guarantees for the repayment of trust principal	1,468	1,288
Liabilities of trust accounts	4,085	4,852
Other	720	291

Total	¥73,173	¥82,864

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance-sheet instruments to meet the financing needs of its customers and for other purposes as described in the consolidated financial statements for the fiscal year ended March 31, 2008. The table below presents the contractual amounts with regard to such instruments at March 31, 2008 and September 30, 2008:

	March 31, 2008	September 30, 2008
	(in billions)
Commitments to extend credit	¥61,906	¥62,689
Commercial letters of credit	762	903
Commitments to make investments	114	150
Other	26	3

12.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government is implementing regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law, which is currently 29.2% per annum, to 20% per annum. The reduction in interest rates will be implemented by mid-2010. Under the reforms, all interest rates will be subject to the lower limits imposed by Interest Rate Restriction Law, which will compel lending institutions to lower the interest rates they charge borrowers.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Currently, consumer finance companies are able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment is made voluntarily by the borrowers and the lender complies with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investee have offered loans at interest rates above the Interest Rate Restriction Law, though they are in the process of lowering the interest rates to below the Interest Rate Restriction Law.

During the past years, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Due to such decisions and other regulatory changes, borrowers’ claims for reimbursement of excess interest significantly increased during the fiscal year ended March 31, 2007. As a result, MUFG’s consumer finance subsidiaries increased the allowance for repayment of excess interest for the fiscal year ended March 31, 2007. At March 31, 2008 and September 30, 2008, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥80,187 million and ¥60,491 million, respectively. Related expenses for the six months ended September 30, 2007 and 2008 were not material. The provision for repayment of excess interest of the equity method investee did not have a material impact on the MUFG Group’s financial position or results of operations for the six months ended September 30, 2007 and 2008.

Litigation

The MUFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, makes appropriate levels of litigation reserve. Management believes that the amounts of the MUFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on the MUFG Group’s results of operations and financial position.

13.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests in various entities which may be deemed to be variable interest entities such as asset-backed commercial paper conduits, securitization conduits of client properties, various investment funds, special purpose entities created for structured financing, and repackaged instruments.

The following tables present, by type of VIE, the total assets of consolidated and non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2008 and September 30, 2008:

	March 31, 2008		September 30, 2008
	(in millions)
Consolidated VIEs
Asset-backed commercial paper conduits	¥6,693,615		¥6,684,759
Securitization conduits of client properties	1,012		711
Investment funds	1,842,667	(1)	1,624,333
Special purpose entities created for structured financing	114,337	(2)	149,155
Repackaged instruments	108,348		102,437
Others	328,450		313,254

Total	¥9,088,429		¥8,874,649

Notes:	(1)	The amount of Investment funds at March 31, 2008 has been restated from ¥1,857,463 to ¥1,842,667.
	(2)	The amount of Special purpose entities created for structured financing at March 31, 2008 has been restated from ¥56,353 to ¥114,337.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2008 (1)		September 30, 2008
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Non-consolidated VIEs
Asset-backed commercial paper conduits	¥12,168,709	¥2,247,944	¥12,325,720	¥2,548,989
Securitization conduits of client properties	3,297,658	976,234	3,470,784	958,754
Investment funds	47,923,728	1,279,297	48,843,654	1,311,787
Special purpose entities created for structured financing	30,122,806	3,842,408	34,809,136	4,370,648
Repackaged instruments	138,725,554	3,858,040	127,763,778	3,827,041
Others	22,096,530	1,959,657	24,123,242	2,183,654

Total	¥254,334,985	¥14,163,580	¥251,336,314	¥15,200,873

Note:	(1)	The total assets of non-consolidated VIEs and the maximum exposure to non-consolidated VIEs at March 31, 2008 have been restated as follows:

	As previously reported		As restated
	Assets	Maximum exposure	Assets	Maximum exposure
	(in millions)
Asset-backed commercial paper conduits	¥12,114,760	¥2,224,975	¥12,168,709	¥2,247,944
Securitization conduits of client properties	3,257,455	946,880	3,297,658	976,234
Investment funds	48,652,948	1,277,302	47,923,728	1,279,297
Special purpose entities created for structured financing	26,554,038	3,075,533	30,122,806	3,842,408
Repackaged instruments	128,236,195	3,836,752	138,725,554	3,858,040
Others	16,097,602	1,744,514	22,096,530	1,959,657

Total	¥234,912,998	¥13,105,956	¥254,334,985	¥14,163,580

The following table presents the carrying amount of consolidated assets that correspond to VIE obligations at March 31, 2008 and September 30, 2008:

	March 31, 2008		September 30, 2008
	(in millions)
Cash, due from banks, and interest-earning deposits in other banks	¥263,420		¥242,488
Trading account assets	1,526,753		1,434,529
Investment securities	498,827		469,754
Loans	6,412,313	(1)	6,466,233
Others	387,116	(2)	261,645

Total	¥9,088,429		¥8,874,649

Notes:	(1)	The amount of Loans at March 31, 2008 has been restated from ¥6,354,329 to ¥6,412,313.
	(2)	The amount of Others at March 31, 2008 has been restated from ¥401,912 to ¥387,116.

In addition, certain transfers of financial assets that did not qualify for sale accounting were made to variable interest entities. The transferred assets, primarily consisting of performing loans, continued to be carried as assets of the MUFG Group. Such assets amounted to ¥3,326,738 million and ¥3,077,228 million at March 31, 2008 and September 30, 2008, respectively.

A portion of the assets of consolidated VIEs presented in the table above were derived from transactions between consolidated VIEs and the MUFG Group, the primary beneficiary, and were eliminated as intercompany transactions. The eliminated amounts were ¥210,222 million of Cash, due from banks and interest-earning

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

deposits in other banks, ¥1,431 million of Trading account assets, ¥27,440 million of Investment securities, ¥235,110 million of Loans and ¥4,849 million of Other assets at March 31, 2008, and ¥188,323 million of Cash, due from banks and interest-earning deposits in other banks, ¥1,370 million of Trading account assets, ¥26,256 million of Investment securities, ¥246,259 million of Loans and ¥4,984 million of Other assets at September 30, 2008.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit support as in the case of certain asset-backed commercial paper conduits.

Asset-backed Commercial Paper Conduits

The MUFG Group administers several multi-seller finance entities (primarily commercial paper conduits) that purchase financial assets, primarily pools of receivables, from third-party customers. The assets purchased by these conduits are generally funded by issuing commercial paper to and/or by borrowings from the MUFG Group or third parties. While customers basically continue to provide servicing for the transferred trade receivables, the MUFG Group underwrites, distributes, makes a market in commercial paper issued by the conduits, and also provides liquidity and credit support facilities to the entities.

Securitization Conduits of Client Properties

The MUFG Group administers several conduits that acquire client assets, such as real estate, from third-party customers (“property sellers”) with the property sellers continuing to use the acquired real estate through lease-back agreements. The equity of the conduits is provided by the property sellers but such equity holders have no ability to make decisions about the activities of the conduits. Thus, the MUFG Group considers those conduits to be VIEs. The assets acquired by these conduits are generally funded by borrowings from the MUFG Group or third parties.

Investment Funds

The MUFG Group holds investments and loans in various investment funds that collectively invest in equity and debt securities including listed Japanese securities and investment grade bonds, and, to a limited extent, securities and other interests issued by companies, including companies in a start-up or restructuring stage. Such investment funds are managed by investment advisory companies or fund management companies that make investment decisions and administer the funds.

The MUFG Group not only manages the composition of investment trust funds but also plays a major role in composing venture capital funds. The MUFG Group generally does not have significant variable interests through composing these types of funds.

Special Purpose Entities Created for Structured Financing

The MUFG Group extends non-recourse asset-backed loans to special purpose entities, which hold beneficial interests in real properties, to provide financing for special purpose projects including real estate development and natural resource development managed by third parties.

The MUFG Group generally acts as a member of a lending group and does not have any equity investment in the entities, which is typically provided by project owners. For most of these financings, the equity provided by the project owners is of sufficient level to absorb expected losses, while expected returns to the owners are

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

arranged to be the most significant among all returns. Accordingly, the MUFG Group has determined that the MUFG Group is not the primary beneficiary of most of these entities. However, in transactions with entities whose investments at risk are exceptionally thin where the MUFG Group provides most of the financing, the MUFG Group is ultimately required to consolidate this type of entity.

Repackaged Instruments

The MUFG Group has two types of relationships with special purpose entities that repackage financial instruments to create new financial instruments.

The MUFG Group provides repackaged instruments with features that meet the customers’ needs and preferences through special purpose entities. The MUFG Group purchases financial instruments such as bonds and transfers them to special purpose entities which then issue new instruments. The special purpose entities may enter into derivative transactions including interest rate and currency swaps with the MUFG Group or other financial institutions to modify the cash flows of the underlying financial instruments. The MUFG Group underwrites and markets the new instruments issued by the special purpose entities to its customers.

The MUFG Group also invests in repackaged instruments arranged and issued by third parties.

Financing Vehicle

The MUFG Group has established several wholly owned funding vehicles to enhance the flexibility of its capital management. Management has determined that the MUFG Group does not have significant variable interests in these conduits which would require disclosure or consolidation.

Trust Arrangements

The MUFG Group offers a variety of asset management and administration services under trust arrangements including securities investment trusts, pension trusts and trusts used as securitization vehicles. Although in limited cases the MUFG Group may assume risks through guarantees or certain protections as provided in the agreements or relevant legislation, the MUFG Group has determined that it will not absorb a majority of expected losses in connection with such trust arrangements. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. Customers receive and absorb expected returns and losses on the performance and operations of trust assets under management of the MUFG Group. Accordingly, the MUFG Group has determined that it is generally not a primary beneficiary to any trust arrangements under management as its interests in the trust arrangements are insignificant in most cases.

Other Types of VIEs

The MUFG Group is also a party to other types of VIEs including special purpose entities created to hold assets on behalf of the MUFG Group as an intermediary.

The MUFG Group identified borrowers that were determined to be VIEs due to an insufficient level of equity. The MUFG Group has determined that the MUFG Group is not the primary beneficiary of most of these borrowers because of its limited exposure as a lender to such borrowers. Such borrowers engage in diverse business activities of various sizes in industries such as manufacturing, distribution, construction and real estate development, independently from the MUFG Group.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

14.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. Unlike financial accounting, there is no authoritative body of guidance for management accounting. The business segment information is based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income (loss) from continuing operations before income tax expense (benefit) under US GAAP.

The following is a brief explanation of the MUFG Group’s business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to its corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of its corporate customers. UNBC is a bank holding company, whose primary subsidiary, Union Bank, N.A., renamed from Union Bank of California, N.A. on December 18, 2008, is one of the largest commercial banks in California by both total assets and total deposits. UNBC provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. As a result of the tender offer that was completed on September 26, 2008, and the second-step merger that was completed on November 5, 2008, UNBC became a wholly owned subsidiary of MUFG. For further information, see Note 17.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table sets forth the net revenue, operating expenses and operating profit (loss) of each of the MUFG Group’s business segments for the six months ended September 30, 2007 and 2008. Effective April 1, 2008, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among the MUFG Group’s business segments. The table set forth below has been reclassified to conform to the new basis of managerial accounting.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group
		Domestic	Overseas			Total		Global Markets	Other	Total
			Other than UNBC	UNBC	Overseas Total
	(in billions)
Six months ended September 30, 2007:
Net revenue:	¥678.0	¥619.2	¥155.3	¥162.0	¥317.3	¥936.5	¥99.5	¥132.7	¥2.4	¥1,849.1
BTMU and MUTB:	370.0	519.8	103.2	—	103.2	623.0	42.3	130.5	(33.7)	1,132.1
Net interest income	282.3	261.4	61.9	—	61.9	323.3	—	118.3	(25.1)	698.8
Net fees	78.4	180.0	28.6	—	28.6	208.6	42.8	(7.8)	(2.1)	319.9
Other	9.3	78.4	12.7	—	12.7	91.1	(0.5)	20.0	(6.5)	113.4
Other than BTMU and MUTB *	308.0	99.4	52.1	162.0	214.1	313.5	57.2	2.2	36.1	717.0
Operating expenses	482.3	285.0	97.0	102.8	199.8	484.8	50.0	29.0	87.1	1,133.2

Operating profit (loss)	¥195.7	¥334.2	¥58.3	¥59.2	¥117.5	¥451.7	¥49.5	¥103.7	¥(84.7)	¥715.9

Six months ended September 30, 2008:
Net revenue:	¥631.4	¥537.6	¥175.0	¥145.9	¥320.9	¥858.5	¥96.3	¥159.3	¥(19.3)	¥1,726.2
BTMU and MUTB:	365.3	446.1	121.6	—	121.6	567.7	41.6	154.5	(46.7)	1,082.4
Net interest income	300.1	242.4	61.7	—	61.7	304.1	—	124.6	(2.6)	726.2
Net fees	61.1	170.7	37.2	—	37.2	207.9	42.2	(9.0)	(10.5)	291.7
Other	4.1	33.0	22.7	—	22.7	55.7	(0.6)	38.9	(33.6)	64.5
Other than BTMU and MUTB *	266.1	91.5	53.4	145.9	199.3	290.8	54.7	4.8	27.4	643.8
Operating expenses	482.2	289.2	100.9	87.5	188.4	477.6	48.5	32.2	97.5	1,138.0

Operating profit (loss)	¥149.2	¥248.4	¥74.1	¥58.4	¥132.5	¥380.9	¥47.8	¥127.1	¥(116.8)	¥588.2

*	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Reconciliation

As set forth above, the measurement bases and the income and expense items covered are very different between the internal management reporting system and the accompanying condensed consolidated statements of operations. Therefore, it is impracticable to present reconciliations of the business segments’ total information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A reconciliation of the operating profit under the internal management reporting system for the six months ended September 30, 2007 and 2008 presented above to income (loss) from continuing operations before income tax expense (benefit) shown on the condensed consolidated statements of operations is as follows:

	Six months ended September 30,
	2007	2008
	(in billions)
Operating profit	¥716	¥588
Provision for credit losses	(242)	(457)
Foreign exchange gains (losses)—net	166	(52)
Trading account profits (losses)—net	23	(450)
Equity investment securities losses—net	(18)	(146)
Debt investment securities losses—net	—	(56)
Equity in earnings (losses) of equity method investees	(42)	6
Impairment of intangible assets	(1)	(49)
Minority interest in income of consolidated subsidiaries	(15)	(2)
Other—net	(58)	(31)

Income (loss) from continuing operations before income tax expense (benefit)	¥529	¥(649)

15.    FAIR VALUE

Effective April 1, 2008, the MUFG Group adopted SFAS No. 157 for all financial assets and liabilities measured and disclosed on a fair value basis. In accordance with FSP SFAS No. 157-2, the nonrecurring nonfinancial assets and nonfinancial liabilities for which the MUFG Group has not applied the provisions of SFAS No. 157 include premises and equipment, intangible assets and goodwill measured at fair value for impairment. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by SFAS No. 157:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The MUFG Group has an established and documented process for determining fair values in accordance with SFAS No. 157. When available, quoted market prices are used to determine fair value. If quoted market

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

prices are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporate the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

The following section describes the valuation methodologies adopted by the MUFG Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the valuation hierarchy, a brief explanation of the valuation techniques, the significant inputs to those models, and any additional significant assumptions.

Interest-earning Deposits in Other Banks

Certain interest-earning deposits are measured at fair value by using discounted cash flows due to adoption of SFAS No. 159. Cash flows are estimated based on the terms of the contracts and discounted by markets rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation are readily observable, these deposits are classified in the Level 2 of the valuation hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value by using discounted cash flows due to adoption of SFAS No. 159. Cash flows are estimated based on the terms of the contracts and discounted by the interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified as the Level 3 of the valuation hierarchy as the correlation applied to the valuation is unobservable.

Trading Accounts Assets and Liabilities—Trading Securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair values of securities and such securities are classified in Level 1 of the valuation hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds and exchange traded equity securities.

When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. When quoted market prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted price of securities with similar characteristics or prices obtained from independent pricing vendors. Examples of such instruments include commercial paper, certain prefectural and municipal bonds, corporate bonds and asset-backed securities. Such securities are generally classified in Level 2 of the valuation hierarchy. Fair values from the independent pricing vendors are verified mainly by comparing to quoted prices of securities with similar characteristics, prices calculated by internal valuation technique or prices provided by other vendors.

When there is less liquidity for securities or significant inputs adapted to the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3 securities include certain asset-backed securities which are valued based on prices provided by the vendors where the input data is not observable and certain structured notes which are valued mainly based on internally developed models where the significant input data is not observable.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Trading Accounts Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions, and interest rate future transactions. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using internally developed techniques as there are no quoted market prices existed for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, Black-Scholes model and Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rate, volatility, credit quality of the counterparty or the MUFG Group and spot price of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified within Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available for sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain corporate bonds issued by Japanese non public companies. Fair values of such corporate bonds are measured based on discounted cash flow methods by using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers and classified in Level 3 of the valuation hierarchy. This category also includes investment in nonmarketable equity securities which are subject to specialized industry accounting practice in AICPA Guides. The valuation of such nonmarketable equity securities involves significant management judgment due to the absence of quoted market prices, lack of liquidity and the long term nature of these assets. Further, there may be restriction of transfer on nonmarketable equity securities. The MUFG Group values such securities initially at transaction price and subsequently adjusts valuations considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of an investee company. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities that may be sold or repledged under securities lending transactions under SFAS No. 140, money in trust for segregating cash deposited by customers on security transactions and non-trading derivative assets. The securities under lending transaction mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above and is included in Level 2 of the fair value hierarchy.

The fair values of non-trading derivative are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Derivatives” above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under the securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Deposits, Other Short-term Borrowings and Long-term Debt

Certain deposits, other short-term borrowings and long-term debt are measured at fair values due to adoption of SFAS No. 159. These instruments under the fair value option are measured principally using internally developed models such as the discounted cash flow method. Where the inputs into the valuation are mainly based on observable inputs, these instruments are classified in Level 2 of the valuation hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the valuation hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustment takes into account the effect of credit risk mitigates such as pledged collateral and legal right of offsets with the counterparty.

Own credit risk adjustments which reflect own creditworthiness are applied to financial liabilities measured at fair value in accordance with the requirements of SFAS No. 157.

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent prices of such instruments are not able to be observable in inactive or less active market. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed models. Examples of such adjustments include adjustments to the model price of certain derivative financial instruments where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model based estimate value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value by level within the fair value hierarchy as of September 30, 2008:

	September 30, 2008
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥11,802,301	¥5,801,019	¥3,992,202	¥21,595,522
Trading derivative assets	87,385	7,053,330	279,371	7,420,086
Investment securities:
Securities available for sales	20,596,014	3,492,980	3,830,865	27,919,859
Other investment securities	—	—	52,529	52,529
Others (2)	348,370	802,882	62,452	1,213,704

Total	¥32,834,070	¥17,150,211	¥8,217,419	¥58,201,700

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥246,525	¥7,186	¥—	¥253,711
Trading derivative liabilities	37,425	6,398,980	211,263	6,647,668
Obligation to return securities received as collateral	3,822,456	466,284	—	4,288,740
Others (3)	—	234,399	428,027	662,426

Total	¥4,106,406	¥7,106,849	¥639,290	¥11,852,545

Notes	:
(1)	Include securities under fair value option.
(2)	Include interest-earning deposits in other banks, receivables under resale agreements, securities under lending transactions, money in trust for segregating cash deposited by customers on security transactions and non-trading derivatives.
(3)	Include deposits, other short-term borrowings, long-term debt and bifurcated embedded derivatives carried at fair value.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2008. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology. The following tables reflect gains and losses for the six months ended September 30, 2008 for all assets and liabilities categorized as Level 3 at September 30, 2008, including those transferred in Level 3 during the period. The tables do not include gains and losses on assets and liabilities transferred out of Level 3 during the six months ended September 30, 2008, which were reported in Level 3 at April 1, 2008.

								Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2008

	April 1, 2008	Total realized/unrealized gains (losses)			Purchases, sales, issuances and settlements	Transfer in/out of Level 3	September 30, 2008
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities (1)	¥4,289,989	¥(198,034	)(2)	¥—	¥(98,994)	¥(759)	¥3,992,202	¥(210,482	)(2)
Trading derivative (Net)	66,752	(9,220	)(2)	(2,103)	(28,944)	41,623	68,108	(28,860	)(2)
Investment securities:
Securities available for sales	3,979,858	(3,984	)(3)	(59,398)	(85,057)	(554)	3,830,865	(24,256	)(3)
Other investment securities	65,090	(9,246	)(4)	(255)	(897)	(2,163)	52,529	(9,300	)(4)
Others	76,845	(684	)(4)	—	(13,709)	—	62,452	683	(4)

Total	¥8,478,534	¥(221,168)		¥(61,756)	¥(227,601)	¥38,147	¥8,006,156	¥(272,215)

Liabilities
Others	¥432,149	¥56,631	(4)	¥—	¥52,509	¥—	¥428,027	¥55,282	(4)

Total	¥432,149	¥56,631		¥—	¥52,509	¥—	¥428,027	¥55,282

Notes:
(1)	Include trading securities under fair value option.
(2)	Included in trading account profits (losses)—net and in foreign exchange gains (losses)—net.
(3)	Included in investment securities gains (losses)—net.
(4)	Included in trading account profits (losses)—net.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain financial assets may be measured at fair value on a nonrecurring basis. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of financial instruments by level within the fair value hierarchy as of September 30, 2008, with a nonrecurring change in fair value which has been recorded during the six months ended September 30, 2008:

	September 30, 2008
	Level 1	Level 2	Level 3	Total carrying value	Total losses
	(in millions)
Assets
Investment securities	¥—	¥—	¥44,964	¥44,964	¥19,027
Loans	11,638	53,299	453,042	517,979	154,246
Other Assets	81,182	—	15,686	96,868	10,416

Total	¥92,820	¥53,299	¥513,692	¥659,811	¥183,689

Investment securities include mainly impaired cost method nonmarketable equity securities which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash generating ability of investees.

Loans include loans held for sale and collateral dependent loans under SFAS No. 114, “Accounting by Creditors for Impairment of Loan”. Loans held for sale are recorded at the lower of cost or fair value. The fair value of the loans held for sale is based on secondary market, recent transaction or discounted cash flows. These loans are classified in either Level 2 or Level 3 of the valuation hierarchy depending on the observability of input.

The collateral dependent loans under SFAS No. 114 are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange traded equity securities. The MUFG Group maintains an established process for determining the fair value of real estate, using valuation techniques, including, but not limited to, the valuation derived mainly from current transaction prices of comparable assets and discounted cash flow models. Loans impaired under SFAS No. 114 that are based on underlying real estate collateral are classified in Level 3 of the valuation hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted market price. Impaired investments in equity method investees which are marketable equity securities are classified in Level 1 of the valuation hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the valuation hierarchy.

Fair Value Option

SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in income. Effective April 1, 2008, the MUFG Group elected the fair value option for foreign currency denominated debt securities held by

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

BTMU and MUTB, which were previously classified as securities available for sale. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while the gains and losses on translation of foreign currency denominated financial liabilities were included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUS’s foreign subsidiaries, because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in Interest-earning deposits in other banks and Receivables under resale agreements. These financial liabilities are included in Interest-bearing deposits, Other short-term borrowings and Long-term debt. Unrealized gains and losses on such financial instruments are recognized in the condensed consolidated statements of operations.

The following table presents the gains or losses recorded during the six months ended September 30, 2008 related to the eligible instruments for which the MUFG Group elected the fair value option and the related net gains (losses) upon adoption recorded as an increase (decrease) to opening shareholders’ equity at April 1, 2008:

	Balance sheet April 1, 2008 prior to adoption	Net gains (losses) upon adoption		Balance sheet April 1, 2008 after adoption of fair value option	Trading account profits (losses) six months ended September 30, 2008	Foreign exchange gains (losses) six months ended September 30, 2008	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥13,133	¥—		¥13,133	¥—	¥(850)	¥(850)
Receivables under resale agreements(1)	54,989	—		54,989	2,523	(3,993)	(1,470)
Trading account securities (Previously classified as securities available for sale)	10,448,079	33,950	(2)	10,448,079	(306,655)	105,190	(201,465)

Total	¥10,516,201	¥33,950		¥10,516,201	¥(304,132)	¥100,347	¥(203,785)

Financial liabilities:
Deposits in overseas offices: principally interest-bearing deposits(1)	¥28,491	¥340		¥28,151	¥792	¥1,342	¥2,134
Other short-term borrowings(1)	5,458	—		5,458	(92)	185	93
Long-term debt(1)	642,979	15,964		627,015	(5,442)	35,609	30,167

Total	¥676,928	¥16,304		¥660,624	¥(4,742)	¥37,136	¥32,394

Pre-tax cumulative effect of adopting the fair value option		50,254
Changes in deferred income taxes		(17,275)

Cumulative effect of adopting the fair value option		¥32,979

Notes:

(1)	Change in value attribute to the instrument-specific credit risk related to those financial assets and liabilities are not material.
(2)	Net gains upon adoption were reclassified from accumulated other changes in equity from nonowner sources to the beginning balance of retained earnings as of April 1, 2008.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of September 30, 2008, for long-term receivables and debt instruments for which the fair value option has been elected:

	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial Assets:
Receivables under resale agreements	¥39,969	¥40,179	¥210

Total	39,969	40,179	210

Financial Liabilities:
Deposits in overseas offices: principally interest-bearing deposits	25,507	21,395	(4,112)
Long-term debt	748,209	628,528	(119,681)

Total	¥773,716	¥649,923	¥(123,793)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates specified in the transactions and reported in the condensed consolidated statements of operations as either interest income or expense, depending on the nature of the related asset or liability.

16.    STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUS and UNBC.

MUFG, BTMU, MUTB and MUS

MUFG, BTMU and MUTB elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings held in June 2007, while abolishing retirement gratuities program for these officers.

In June 2008, MUFG elected to introduce a stock-based compensation plan for officers of MUS as well and obtained the necessary shareholder approval at the ordinary general meeting.

Following the approval, MUFG resolved at the meeting of the Board of Directors to issue stock compensation type stock options (“Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB and MUS. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year as a replacement of the former retirement gratuities program.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right (“number of granted shares”) is 100 shares. In the event of stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of stock split or stock merger. If any events occur that require the adjustment of the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holder’s service period as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) holder as a director or an executive officer loses the status of both director and executive officer, and (2) holder as a corporate auditor loses the status of a corporate auditor. The exercise price is ¥1 per share.

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB and MUS for the six months ended September 30, 2008.

	For the six months ended September 30, 2008
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of the period	2,798,000	¥1
Granted	3,263,600	1
Exercised	(569,700)	1
Forfeited	(42,900)	1

Outstanding, end of the period	5,449,000	¥1	29.54	¥4,861

Exercisable, end of the period	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB and MUS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

For the six months ended September 30, 2008
Risk-free interest rate	1.03%
Expected volatility	33.07%
Expected term (in years)	4
Expected dividend yield	1.43%

The weighted-average grant-date fair value of the Stock Acquisition Rights granted for the six months ended September 30, 2008 was ¥92,300.

The MUFG Group recognized ¥1,747 million of compensation cost related to the Stock Acquisition Rights with ¥711 million of corresponding tax benefit for the six months ended September 30, 2008. As of September 30, 2008, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥1,705 million and it is expected to be recognized over 9 months.

Cash received from exercise of the Stock Acquisition Rights for the six months ended September 30, 2008 was ¥1 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥239 million for the six months ended September 30, 2008.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

UNBC

UNBC has two management stock plans. The Year 2000 UnionBanCal Corporation Management Stock Plan, as amended (the “2000 Stock Plan”), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the “1997 Stock Plan”), have 27.0 million and 6.6 million shares, respectively, of UNBC’s common stock authorized to be awarded to key employees, outside directors and consultants of UNBC at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the “Committee”). Employees on rotational assignment from BTMU are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the stock plans may not be less than the fair market value on the date the option is granted. The value of options is recognized as compensation expense over the vesting period during which the employees are required to provide service. The value of the restricted stock at the date of grant is recognized as compensation expense over its vesting period with a corresponding credit adjustment to capital surplus. All cancelled or forfeited options and restricted stock become available for future grants. SFAS No. 123R requires the cash flows resulting from the tax benefits of tax deductions in excess of the compensation cost recognized for share-based compensation awards (i.e., excess tax benefits) to be classified as financing cash flows. The ¥1,227 million of the excess tax benefits and ¥10,959 million of the exercise of stock options are classified as other cash inflows from financing activities in the consolidated statement of cash flows for the six months ended September 30, 2008.

Under the 2000 Stock Plan, UNBC grants stock options and restricted stock. Additionally, under this plan, UNBC issues shares of common stock upon the vesting and settlement of performance shares settled in common stock and restricted stock units, as well as upon the settlement of stock units. Under the 1997 Stock Plan, UNBC issues shares of common stock upon exercise of outstanding stock options. UNBC issues new shares of common stock for all awards under the stock plans. A total of 7,180,329 shares were available for future grants under the 2000 Stock Plan at June 30, 2008. These available shares have taken into account the outstanding number of shares of stock options and restricted stock, as well as the maximum number of shares that may be issued upon the vesting and settlement of outstanding performance shares settled in common stock and restricted stock units, and upon the settlement of outstanding stock units. The remaining shares under the 1997 Stock Plan are not available for future grants.

Stock Options

The following table summarizes stock option transactions under the stock plans for the six months ended June 30, 2008.

	For the six months ended June 30, 2008
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
			(in years)	(in thousands)
Outstanding, beginning of the period (1)	9,673,146	$51.14
Granted	801,800	51.32
Exercised	(249,163)	40.50
Forfeited	(73,809)	59.82

Outstanding, end of the period (1)	10,151,974	$51.36	4.62	$9,854

Exercisable, end of the period	7,019,223	$49.61	3.90	$9,854

(1)	Options not expected to vest are included in options outstanding. Amounts are not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model uses tranches based on expected terms that result in ranges of input assumptions. Expected volatilities are based on historical data and implied volatilities compared to trade options on UNBC’s stock, and other factors. UNBC uses historical data to estimate option exercise and employee terminations within the valuation model. The expected term of an option granted is derived from the output of the option valuation model, which is based on historical data and represents the period of time that the option granted is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant based on the expected term.

For the six months ended June 30, 2008
Weighted-average fair value—per share	$7.23
Risk-free interest rate	2.2 – 3.3%
Expected volatility	22.2 – 24.5%
Weighted-average expected volatility	24.2%
Expected term (in years)	3.9 – 4.4
Expected dividend yield	4.4 – 4.8%
Weighted-average expected dividend yield	4.4%

The total intrinsic value of options exercised for the six months ended June 30, 2007 and 2008 was $12.4 million and $2.6 million, respectively, with a corresponding tax benefit of $4.4 million and $1.0 million, respectively. The total fair value of options vested for the six months ended June 30, 2007 and 2008 was $19.2 million and $9.6 million, respectively.

UNBC recognized $7.5 million and $6.8 million of compensation cost for share-based payment arrangements related to stock option awards with a $2.8 million and $2.6 million of corresponding tax benefit for the six months ended June 30, 2007 and 2008, respectively. As of June 30, 2008, the total unrecognized compensation cost related to nonvested stock option awards was $16.3 million and the weighted-average period over which the cost is expected to be recognized was 1.1 years.

Restricted Stock

In general, restricted stock awards are granted under the 2000 Stock Plan to key employees, and in 2005, to non-employee directors. The awards of restricted stock granted to employees vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, they vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age and service conditions or terminates employment under certain conditions. Restricted stockholders have the right to vote their restricted shares and receive dividends. The grant date fair value of awards is equal to the closing price on the date of grant.

The following is a summary of UNBC’s nonvested restricted stock awards as of June 30, 2008 and changes for the six months ended June 30, 2008.

	For the six months ended June 30, 2008
	Number of shares	Weighted-average grant date fair value
Nonvested restricted awards, beginning of the period	881,117	$59.00
Granted	29,202	50.84
Vested	(109,416)	62.96
Forfeited	(26,618)	58.42

Nonvested restricted awards, end of the period	774,285	$58.16

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The total fair value of the restricted stock awards vested for the six months ended June 30, 2007 and 2008 was $6.4 million and $6.9 million, respectively, with a corresponding tax benefit of $2.2 million and $2.0 million, respectively.

UNBC recognized $7.3 million and $8.7 million of compensation cost for share-based payment arrangements related to restricted stock awards with a $2.8 million and $3.4 million corresponding tax benefit for the six months ended June 30, 2007 and 2008, respectively. At June 30, 2008, the total unrecognized compensation cost related to nonvested restricted awards was $32.2 million and the weighted-average period over which it is expected to be recognized was 1.4 years.

Restricted Stock Units and Stock Units

Starting in July 2006, UNBC granted restricted stock units to non-employee directors. These restricted stock units consist of an annual grant, and in the case of new non-employee directors, an annual grant and an initial grant. In general, the annual grant vests in full on the first anniversary of the grant date, and the initial grant vests in three equal installments on each of the first three anniversaries of the grant date. The grant date fair value of awards is equal to the closing price on date of grant. There were no restricted stock units granted or forfeited for the six months ended June 30, 2008. The total fair value of the restricted stock units that vested for the six months ended June 30, 2008 was less than $0.1 million. UNBC recognized $0.4 million and $0.7 million of compensation cost with a corresponding $0.2 million and $0.3 million tax benefit related to these grants for the six months ended June 30, 2007 and 2008, respectively. As of June 30, 2008, the total unrecognized compensation cost related to restricted stock units was $0.4 million and the weighted-average period over which it is expected to be recognized was 1 year.

The restricted stock unit participants do not have voting or other stockholder rights. However, the participants’ stock unit accounts receive dividend equivalents, reflecting the aggregate dividends earned based on the total number of restricted stock units outstanding, in the form of additional restricted stock units. Participants may elect to defer the delivery of vested shares of common stock at predetermined dates as defined in the plan agreements. UNBC will issue new shares under the 2000 Stock Plan upon vesting and settlement of these grants, which are redeemable only in shares.

Non-employee directors may irrevocably elect to defer all or a portion of the cash retainer and/or fees payable to them for services on the Board of Directors and its committees in the form of stock units. At the time of deferral, a bookkeeping account is established on behalf of the director and credited with a number of fully vested stock units. The director will receive a number of stock units equal to the number of shares of common stock when the deferred compensation is payable. Dividend equivalents are credited to the stock unit accounts. Stock units have no voting rights. UNBC will issue new shares under the 2000 Stock Plan upon settlement of the stock units.

Performance Share Plan

Effective January 1, 1997, UNBC established a Performance Share Plan. At the discretion of the Committee, eligible participants may earn performance share awards to be redeemed in cash and/or shares three years after the date of grant. Performance shares are linked to stockholder value in two ways: (1) the market price of UNBC’s common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The plan was amended in 2004 increasing the total number of shares that can be granted under the plan to 2.6 million shares. Beginning in 2006,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the Committee determined that performance share awards granted were to be redeemed in shares. The following is a summary of shares granted and available for future grants under the Performance Share Plan.

For the six months ended June 30, 2008
Performance shares
Granted	91,750
Available for future grant, end of period	1,971,469

Performance Shares—Redeemable in Cash

All performance shares granted prior to 2006 are redeemable in cash and therefore are being accounted for as liabilities. The value of a performance share under the liability method is equal to the average month-end closing price of UNBC’s common stock for the final six months of the performance period. All cancelled or forfeited performance shares become available for future grants. The following is a summary of performance shares that are redeemable in cash under the Performance Share Plan.

	For the six months ended June 30,
	2007	2008
	(in millions)
Fair value of performance shares that vested	$7.2	$—
Cash payments made for performance shares that vested	$7.2	$5.7
Performance shares compensation expense	$0.8	$—
Tax benefit related to compensation expense	$0.3	$—
Liability for cash settlement of performance shares, end of the period	$5.3	$—

The compensation cost related to these grants that are redeemable in cash was fully recognized as of June 30, 2008.

Performance Shares—Redeemable in Shares

The following is a summary of performance shares that are redeemable in shares under the Performance Share Plan.

	For the six months ended June 30,
	2007	2008
	(in millions, except per share)
Performance shares granted	68,677	91,750
Weighted average grant date fair value—per share	$63.42	$51.42
Fair value of performance shares that vested during the period	$0.3	$—
Performance shares compensation expense	$1.6	$2.8
Tax benefit related to compensation expense	$0.6	$1.1

As of June 30, 2008, the total unrecognized compensation cost related to grants that are redeemable in shares was $6.4 million and the weighted-average period over which it is expected to be recognized was 1 year. UNBC issues new shares under the 2000 Stock Plan upon vesting and settlement of these grants that are redeemable in shares.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

17.    EVENTS SINCE SEPTEMBER 30, 2008

Approval of Dividends

On November 18, 2008, the board of directors of MUFG approved the payment of semi-annual interim cash dividends of ¥30.00 per share of Class 3 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, ¥5.75 per share of Class 12 Preferred Stock, totaling ¥3,065 million, and ¥7.00 per share of Common stock, totaling ¥74,429 million, that was paid on December 10, 2008 to the shareholders of record on September 30, 2008.

Strategic Global Alliance with Morgan Stanley

On October 13, 2008, MUFG acquired approximately $7,839.2 million of perpetual non-cumulative convertible preferred stock without voting rights and approximately $1,160.8 million of perpetual non-cumulative non-convertible preferred stock without voting rights issued by Morgan Stanley. The acquisition was made pursuant to an agreement with Morgan Stanley to enter into a strategic capital alliance originally executed on September 29, 2008, and subsequently modified on October 3, October 8 and October 13, 2008.

The acquired shares of the convertible preferred stock are convertible to 310,464,033 shares of common stock at a conversion price of US$25.25 per share, and provide MUFG with approximately 21% of the voting rights of Morgan Stanley on a fully diluted basis at the time of the acquisition. One half of the convertible preferred stock will be converted to common stock one year after the investment if the price of Morgan Stanley’s common stock exceeds $37.875 for 20 or more days out of 30 consecutive trading days. The remainder of the convertible preferred stock will be converted to common stock two years after the investment if the same conditions are satisfied. The non-convertible preferred stock is redeemable at Morgan Stanley’s option on or after three years of the investment for an aggregate redemption price of approximately $1,276.9 million. The shares of the convertible and non-convertible preferred stock have a fixed annual dividend of 10%. The conversion terms contained in the convertible preferred stock were approved by Morgan Stanley’s shareholders on February 9, 2009.

MUFG has the right to maintain a 20% of the voting rights in Morgan Stanley on a fully diluted basis and MUFG has the right to appoint one director and one observer to its board, as long as MUFG holds voting rights ratio of 10% or more in Morgan Stanley on a fully diluted basis. Beginning one year after MUFG’s investment, MUFG also has the right to demand that Morgan Stanley register, under the Securities Act of 1933, the shares of common stock issued or issuable by Morgan Stanley that MUFG requests to be so registered on up to five occasions, subject to certain conditions.

Through the capital alliance with Morgan Stanley, MUFG plans to pursue a global strategic alliance in corporate and investment banking, retail, investment management and other businesses. In order to maximize the effectiveness of the alliance, MUFG and Morgan Stanley are targeting to establish a concrete strategy by June 30, 2009. MUFG has formed a steering committee among senior executives of MUFG and Morgan Stanley and have begun preliminary discussions regarding the alliance.

In a separate transaction, on October 28, 2008, the US Department of the Treasury purchased for an aggregate purchase price of $10,000,000,000, (1) 10,000,000 shares of fixed rate cumulative perpetual preferred stock, and (2) a warrant to purchase up to 65,245,759 shares of common stock, of Morgan Stanley. The purchase was transacted pursuant to the “Troubled Asset Relief Program (“TARP”) Capital Purchase Program,” announced on October 14, 2008, through which the US Department of the Treasury will invest in various US financial institutions. As a result of this purchase, MUFG’s voting right ratio in Morgan Stanley decreased to approximately 20% on a fully diluted basis.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Completion of Tender Offer to Acquire Additional Shares of ACOM

On October 21, 2008, MUFG completed a tender and acquired, for ¥4,000 per share in cash, 38,140,009 shares of common stock of ACOM CO., LTD. (“ACOM”) with an aggregate purchase price of ¥152,560 million. After the tender offer, the MUFG Group increased its voting rights ratio in ACOM to 40.04% from 15.20% and will continue to account ACOM as an equity method investee.

Issuance of Class 5 Preferred Stock

On November 17, 2008, MUFG issued and sold 156,000,000 shares of non-convertible preferred stock, First Series Class 5 Preferred Stock, through a third-party allotment to Japanese investors. A dividend of ¥43.00 per share of preferred stock will be paid for the fiscal year ending March 31, 2009 and, thereafter, a dividend of ¥115.00 per share of preferred stock will be paid annually, subject to certain conditions, in priority to the common stock.

MUFG received approximately ¥389,900 million in net cash proceeds from the third-party allotment and the net proceeds were used to invest in BTMU.

Completion of Tender Offer and Merger to Acquire All the Outstanding Shares of UNBC

On September 26, 2008, MUFG and BTMU completed a cash tender offer, which was settled after September 30, to purchase all of the outstanding shares of UnionBanCal Corporation (“UNBC”) that the MUFG Group did not already own for $73.50 per share in cash. On November 5, 2008, in accordance with the merger agreement between BTMU and UNBC announced on August 18, 2008 in which UNBC is to become a wholly owned subsidiary of the MUFG Group, each remaining share of UNBC common stock not purchased in the tender offer was converted. BTMU paid a total of $3,668 million in cash for the tender offer and the purchase of all of the remaining appraisal rights.

On December 18, 2008, UNBC has legally changed the name of its wholly-owned subsidiary, Union Bank of California, N.A. to Union Bank, N.A.

Issuance of New Shares and Secondary Offering of Shares

On December 15, 2008, MUFG issued 634,800,000 shares of common stock by way of offering and sold 300,000,000 shares of common stock through a secondary offering of shares by way of sale of Treasury stock. Both types of stock were offered at ¥399.80 per share (issue price and selling price at ¥417.00 per share) for ¥253,793 million and ¥119,940 million, respectively.

Issuance of new shares by way of offering resulted in an adjustment on December 16, 2008 to the acquisition price and the acquisition floor prices of Class 11 and Class 12 Preferred Stocks pursuant to the terms and conditions of Class 11 and Class 12 Preferred Stocks. After the adjustment, the acquisition price and the acquisition floor price set forth of Class 11 Preferred Stock were changed from ¥918.70 to ¥889.60 and those of Class 12 Preferred Stock were changed from ¥796.00 to ¥770.80.

In addition, on December 16, 2008, MUFG sold 65,200,000 shares of common stock through a secondary offering of shares by way of over-allotment, in which an underwriter borrows securities from certain shareholder(s) of MUFG to sell the shares, at a selling price of ¥417.00 per shares for ¥27,188 million. In connection with the secondary offering by way of over-allotment, on January 14, 2009, MUFG issued 65,200,000 new shares of common stock by way of third-party allotment at ¥399.80 per share for ¥26,067 million.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Issuance of new shares by way of third-party allotment resulted in another adjustment on January 15, 2009 to the acquisition price and the acquisition floor prices of Class 11 and Class 12 Preferred Stocks pursuant to the terms and conditions of Class 11 and Class 12 Preferred Stocks. After the adjustment, the acquisition price and the acquisition floor price set forth of Class 11 Preferred Stock were changed from ¥889.60 to ¥888.40 and those of Class 12 Preferred Stock were changed from ¥770.80 to ¥769.70.

The entire aggregated amount of ¥398,645 million, excluding transaction costs, from the issuance of new shares by way of offering, the secondary offering of shares by way of sale of treasury stock and the issuance new shares by way of third-party allotment will be used to strengthen the capital base of BTMU.

Regarding the change of Date Concerning the Business Integration of Bank of Ikeda and Senshu Bank

On November 25, 2008, The Bank of Ikeda Ltd. (“Bank of Ikeda”) and The Senshu Bank Ltd. (“Senshu Bank”), a consolidated subsidiary of BTMU, signed an agreement to change the date of business integration, which had been expected to occur on April 1, 2009, to October 1, 2009. Bank of Ikeda and Senshu Bank are planning to establish a new company after the execution of a definitive business integration agreement, which is planned to be agreed by May 29, 2009.

MUTB’s acquisition of NikkoCiti Trust and Banking

On December 16, 2008, MUTB, a subsidiary of MUFG, executed a definitive agreement to buy all the shares of NikkoCiti Trust and Banking Corporation, a joint company of Citigroup International LLC and Nikko Citi Holdings Inc. MUTB will pay an all-cash consideration of ¥25 billion, subject to certain purchase price adjustments, at closing. The sale is expected to close on or around April 1, 2009, pending regulatory approvals and other closing conditions.

Establishment of Special Purpose Company to Issue Preferred Securities

On February 6, 2009, MUFG decided to establish a special purpose company, MUFG Capital Finance 8 Limited, in the Cayman Islands to issue non-cumulative and non-dilutive perpetual preferred securities in an offering targeting Japanese institutional investors. The specific terms of the issuance of the preferred shares will be determined at a later date.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2007			2008
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥7,270,577	¥135,962	3.73%	¥6,676,812	¥83,221	2.49%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	13,031,407	139,826	2.14	13,667,096	132,072	1.93
Trading account assets	8,073,981	54,080	1.34	23,832,078	253,900	2.12
Investment securities	48,878,216	460,214	1.88	32,088,873	213,360	1.33
Loans	95,778,112	1,368,955	2.85	99,154,228	1,323,456	2.66

Total interest-earning assets	173,032,293	2,159,037	2.49	175,419,087	2,006,009	2.28

Non-interest-earning assets:
Cash and due from banks	2,917,300			2,981,059
Other non-interest-earning assets	20,069,702			16,625,789
Allowance for credit losses	(1,113,286)			(1,088,122)

Total non-interest-earning assets	21,873,716			18,518,726

Total assets	¥194,906,009			¥193,937,813

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Deposits	¥109,427,954	¥549,150	1.00%	¥112,958,751	¥448,642	0.79%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	17,881,992	206,989	2.31	18,417,818	186,407	2.02
Due to trust account, other short-term borrowings, and trading account liabilities	14,673,817	110,176	1.50	14,423,334	93,648	1.30
Long-term debt	14,488,496	166,041	2.29	13,255,991	157,931	2.38

Total interest-bearing liabilities	156,472,259	1,032,356	1.32	159,055,894	886,628	1.11

Non-interest-bearing liabilities	27,899,766			26,550,748

Total shareholders’ equity	10,533,984			8,331,171

Total liabilities and shareholders’ equity	¥194,906,009			¥193,937,813

Net interest income and interest rate spread		¥1,126,681	1.17%		¥1,119,381	1.17%

Net interest income as a percentage of total interest-earning assets			1.30%			1.27%